AMENDED AND RESTATED OPERATING AGREEMENT

OF

CLEVELAND WHISKEY LLC

(an Ohio Limited Liability Company)

TABLE OF CONTENTS

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
CLEVELAND WHISKEY LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (**"Agreement"**) of Cleveland Whiskey LLC, an Ohio limited liability company (the **"Company"**), is made and entered into as of the 15th day of May, 2016 (the **"Effective Date"**) by and among the persons listed on Schedule A to this Agreement as the members of the Company (each, a **"Member"** and collectively, the **"Members"**) and the persons listed on Schedule A to this Agreement as the managers of the Company (each, a **"Manager"** and collectively the **"Board of Managers"**). Unless the context otherwise requires or unless otherwise provided in this Agreement, capitalized terms used in this Agreement shall have the meanings assigned to them as set forth in Appendix I to this Agreement.

WHEREAS, Thomas Lix (the **"Founding Member"** or **"Mr. Lix"**) caused the Company to be organized as a limited liability company under the laws of the State of Ohio by filing Articles of Organization with the Ohio Secretary of State on July 8, 2009 (as amended, the **"Articles of Organization"**);

WHEREAS, each of the Managers and certain of the Members executed an Amended and Restated Operating Agreement with respect to the Company on or about June 29, 2015 (the **"2015 Agreement"**);

WHEREAS, the Members desire to amend and restate the 2015 Agreement; and

WHEREAS, it is the intent of the Members that, from and after the Effective Date, the respective rights, powers, duties and obligations of the Members, and the management, operations and activities of the Company, shall be governed by this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

SECTION 1 – THE COMPANY

1.1 Formation. The Company is a limited liability company formed pursuant to the provisions of Ohio Revised Code Sections 1705.01 *et seq.*, as amended from time to time, or any corresponding provisions of succeeding law (the **"LLC Law"**). Except as otherwise provided in this Agreement, the rights and liabilities of the Members shall be as provided in the LLC Law.

1.2 Company Name. The name of the Company is Cleveland Whiskey LLC, and the Company Business shall be conducted under that name or under such fictitious, trade or similar names as the Board of Managers may designate from time to time in conformity with applicable law.

1.3 Purpose; Powers.

(a) The purposes of the Company is to: (i) develop, produce, market, sell and otherwise dispose of spirits and spirit-related products; (ii) market, sell and otherwise dispose of Company-related merchandise or other merchandise related to spirits (e.g., apparel, glassware, etc.); (iii) develop, modify, license and hold patents, trademarks and other intellectual property related thereto; and (iv) any other lawful act or activity for which limited liability companies may be formed under the LLC Law, as determined by the Board of Managers from time to time. The Company may take such actions through assumed names or other entities in which it has an ownership interest as may be necessary or appropriate in connection therewith. The business or businesses in which the Company shall engage from time to time under this Section 1.3(a) are collectively referred to as the **"Company Business."**

(b) The Company has the power and authority to take any and all actions that are necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purposes set forth in Section 1.3(a), including the ability to incur and guaranty indebtedness, to the extent the same may be legally exercised by limited liability companies under the LLC Law.

1.4 Principal Place of Business. The principal place of business and address of the Company is 1768 East 25th Street, Cleveland, Ohio 44114, or such other place as the Board of Managers may determine from time to time. The Company will maintain all records pertaining to the Company at its principal office, as required by the LLC Law.

1.5 Term. The term of the Company shall be perpetual, unless sooner terminated in accordance with the provisions of this Agreement or the LLC Law.

1.6 Filings; Statutory Agent.

(a) The Board of Managers will take any and all other actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Ohio.

(b) From time to time, the Board of Managers will take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of in the State of Ohio and any states or jurisdictions other than the State of Ohio in which the Company engages in business.

(c) The Company's statutory agent in the State of Ohio shall be Mr. Lix, 7419 Ridgefield Avenue, Parma, Ohio 44129. The Board of Managers may change the statutory agent of the Company from time to time.

(d) Upon the dissolution of the Company, the Board of Managers will promptly execute and cause to be filed certificates of dissolution in accordance with the LLC Law and the law of any other states or jurisdictions in which the Company has qualified to conduct business.

1.7 Subscriptions; Investment Representations. By executing a counterpart signature page to this Agreement or an Instrument of Joinder, each new Member subscribes for

an Interest in the Company and commits to pay (or cause to be paid on the Member's behalf) to the Company the Capital Contribution (if any) set forth opposite the Member's name on the attached Schedule A. Each Member, severally and not jointly, represents and warrants to the Company and each other Member, with respect to himself, herself or itself, that such Member:

(a) Is acquiring an Interest as a principal, in good faith and solely for such Member's own account, for investment purposes only, and not with a view toward the distribution or resale thereof, and that such Member's financial condition is such that such Member is not under any present necessity or constraint and does not foresee in the future any necessity or constraint to dispose of all or any part of such Interest to satisfy any existing or contemplated debt or undertaking.

(b) Understands that there is no market for any Units, that it is not likely that a market for any Units will develop, that the further sale, transfer or other disposition of the Interest is restricted under the terms of this Agreement, that such Member shall hold such Member's Interest indefinitely except as otherwise provided in this Agreement, and that the Company is under no obligation, and has no intention, to either register such Member's Interest or any Units under the Securities Act or attempt to secure an exemption for any further sale, transfer or other disposition thereof.

(c) Acknowledges that investment in any kind of Interest involves certain risks, represents and warrants that such Member has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of such investment, and confirms that such Member is able to (i) bear the economic risk of this investment, (ii) hold such Interest for an indefinite period of time, and (iii) afford a complete loss of such Member's investment.

(d) Has reviewed and understands all restrictions imposed upon further sale, transfer or other disposition of such Member's Interest, including the fact that any certificate representing such Interest will bear legends restricting such resale, transfer or disposition, and has reviewed and understands all such restrictions imposed by this Agreement.

(e) Is not subscribing for such Interest as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting.

(f) Is aware of the fact that no governmental or other agency has made any finding or determination as to the fairness for public or private investment, or any recommendation or endorsement, of any Units for investment.

(g) Has made a thorough investigation of the Company, has independently evaluated the risk and rewards of owning an Interest, has had the opportunity to obtain information about and review the records of the Company.

(h) Is not relying on the Company or any of its agents or representatives with respect to any tax considerations relating to such Member's investment.

(i) Is aware that Kohrman Jackson & Krantz P.L.L. (**"KJK"**) is a law firm that represents the Company, may represent one or more of the Company's Affiliates, and that such representation and investment may result in conflicts of interest for such counsel. The Members are aware and recognize that, by executing this Agreement, the Members, as purchasers of the Interest, hereby (i) consent to the continued representation by KJK of the Company and any such Company Affiliates, (ii) specifically disclaims and waives any duty of care that KJK may owe to the Members, with respect to any matter arising as a result of KJK representation of the Company or the Company's Affiliates and (iii) specifically disclaims and waives any duty imposed as a result of any direct or indirect attorney-client relationship which has been established between the Members and KJK.

SECTION 2 – CAPITAL STRUCTURE; MEMBERS AND INTERESTS

2.1 Names and Interests of Members.

(a) Intentionally Deleted.

(b) The capital structure of the Company will be divided into 1,139,989 Preferred Units and 2,398,469 Common Units, 1,488,009 of which are Class A Units, 372,002 of which are Class B Units, 166,000 of which are Class C Units and 371,747 of which are Class D Units and all of which constitute membership interests under the LLC Law. The relative rights, powers, duties, liabilities and obligations of the holders of each class of Units will be as set forth herein. The names, Capital Contributions, number and classes of Units and Percentage Interests of the Members are set forth on the attached Schedule A. The Board of Managers shall promptly amend Schedule A from time to time to reflect the sale, grant, issuance, redemption or Transfer of Units or the receipt of Capital Contributions; and any such amendment shall be effective as of the date of the event necessitating such amendment.

2.2 Certificates for Membership Units. A Member's Units may, but need not, be represented by a certificate of membership. The exact contents of a certificate of membership, if any, will be in customary form and substance, as reasonably determined by the Board of Managers; provided, however, that each Member hereby agrees that the following legend may be placed upon the certificate, or any other document or instrument evidencing ownership of a Unit:

> "The Units represented by this document have not been registered under any securities laws and the transferability of such Units is restricted. These Units may not be sold, assigned or transferred, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such Units by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such Units will then be in effect and such transfer has been qualified under all applicable state securities laws, or (2) the availability of an exemption from such registration and qualification will be established to the reasonable satisfaction of counsel to the Company."

2.3 Limited Liability of Members. Notwithstanding anything to the contrary in this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company and no Member will be obligated personally for any such debt, obligation or liability solely by reason of being a Member of the Company.

2.4 Issuance or Sale of Additional Units or Interests.

(a) With the approval of the Board of Managers, the Company may issue additional Class A Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.4(g).

(b) With the approval of the Board of Managers, the Company shall be entitled to issue Class B Units on the terms and subject to the conditions set forth in the Plan and Section 2.6.

(c) With the approval of the Board of Managers, the Company may issue Class C Units in the Company to one or more Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.4(g).

(d) With the approval of the Board of Managers, the Company may issue Class D Units in the Company to one or more Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.4(g).

(e) With the approval of the Board of Managers, the Company may issue additional Preferred Units in the Company to one or more other Persons and admit each such Person to the Company as an additional Member on the terms and conditions set forth in Section 2.4(g).

(f) With the approval of the Board of Managers, the Company shall be entitled from time to time to create additional classes or groups of Interests from time to time for issuance to Members who contribute additional capital to the Company pursuant to Section 3.1(b) on the terms and conditions set forth in Section 2.4(g). Any such new class or group of Interests shall have such relative rights, powers and duties (including but not limited to rights, powers and duties senior to existing classes or groups of Interests), such designations, preferences and relative, participating, optional or special rights, and such qualifications, limitations or restrictions, as the Board of Managers shall determine in its sole and absolute discretion. The Board of Managers shall reflect the creation and issuance of any such new classes or groups of Interests in an amendment to this Agreement which shall become valid and binding upon all of the Members upon adoption by the Board of Managers.

(g) The Company may issue additional Units or other equity interests in the Company only if: (i) the requirements of Section 2.4(a), (b), (c) or (f) and Section 2.10 are met, as applicable; (ii) the Company has received an Instrument of Joinder executed by the issuee; (iii) the issuee has made the Capital Contribution, if any, required by this Agreement, the Instrument of Joinder or the Board of Managers; and (iv) the issuee has provided such other information or agreements, if any, as the Board of Managers may require.

2.5 Class A Interests. Except as otherwise specifically required by the LLC Law, the holders of the Class A Units shall have the right to vote on or consent to all Company matters presented to the Members for approval.

2.6 Class B Interests.

(a) Grant of Class B Option. At any time and from time to time, the Company may issue options to purchase Class B Units to employees of the Company, Managers and certain other individuals, as determined by the Board of Managers, pursuant to the provisions of Section 2.4(b). Except as otherwise specifically required by the LLC Law or expressly set forth in this Agreement, the holders of the Class B Units shall not have the right to vote on any Company matters. Each award of an option to purchase Class B Interests shall be documented by a Class B Award Agreement.

(b) Admission as Members. Upon the payment by a grantee of the exercise price as set forth in such grantee's Class B Award Agreement and the execution by such grantee of an Instrument of Joinder pursuant to Section 2.4(g), that grantee shall have all of the rights of a Class B Member with respect to that Member's Class B Interest.

(c) Restrictions on Interests. In addition to any other restrictions set forth in this Agreement, any and all Class B Interests issued pursuant to this Agreement shall vest in accordance with the parameters set forth in such Class B Member's Class B Award Agreement.

2.7 Class C Interests. At any time and from time to time, the Company may sell Class C Units to one or more Persons pursuant to the provisions of Section 2.4(c). Except as otherwise specifically required by the LLC Law or expressly set forth in this Agreement, the holders of the Class C Units shall not have the right to vote on any Company matters. Upon the payment by a purchaser of the purchase price set forth in such purchaser's subscription agreement for Class C Units and the execution by such purchaser of an Instrument of Joinder pursuant to Section 2.4(g), such purchaser shall have all of the rights of a Class C Member with respect to that Member's Class C Interest.

2.8 Class D Interests. At any time and from time to time, the Company may sell Class D Units to one or more Persons pursuant to the provisions of Section 2.4(c). Except as otherwise specifically required by the LLC Law or expressly set forth in this Agreement, the holders of the Class D Units shall not have the right to vote on any Company matters. Upon the payment by a purchaser of the purchase price set forth in such purchaser's subscription agreement for Class D Units and the execution by such purchaser of an Instrument of Joinder pursuant to Section 2.4(g), such purchaser shall have all of the rights of a Class D Member with respect to that Member's Class D Interest.

2.9 Preferred Interests. Except as otherwise specifically required by the LLC Law, the holders of the Preferred Units shall have the right to vote on or consent to all Company matters presented to the Members for approval.

2.10 Preemptive Rights.

(a) Right to Acquire Units. In accordance with the procedure set forth in Section 2.10(b), and subject to Section 2.10(b)(vi), each Class A Member and Preferred Member shall have the right to acquire that Member's adjusted pro rata share, based on that Member's Percentage Interest of the total outstanding Units on a Fully Diluted Basis (the **"Adjusted Pro Rata Share"**), of any additional Units offered from time to time by the Company pursuant to Sections 2.4(a), (c) or (f) to any existing or prospective Members (each such issuance, a **"New Unit Issuance"**).

(b) Procedure for Acquisition of Units.

(i) Notice of New Unit Issuance or Capital Issuance. If the Company intends to issue or sell additional Units in the Company pursuant to a New Unit Issuance, the Company shall first notify the Class A Member and Preferred Members in writing (each, a **"Preemptive Rights Notice"**) of such intended issuance or sale at least twenty (20) business days prior to the date of such issuance or sale. Each Preemptive Rights Notice shall contain all the terms of the intended sale or issuance including, without limitation (A) with respect to a New Unit Issuance, the purchase price, the number of Units to be sold or issued, and the manner of payment (or the basis for determining the purchase price and other terms and conditions) and (B) the total amount of additional capital that the Company is seeking and the number of Units to be issued.

(ii) Participation in New Unit Issuance. Within ten (10) business days after the receipt of the Preemptive Rights Notice, each Class A Member and Preferred Member (each, an **"Electing Member"**), may notify the Company (for purposes of this Section 2.10(b), a **"Participation Notice"**) that the Electing Member will purchase the offered Units on the same terms as set forth in the Preemptive Rights Notice. The Units which each Electing Member will be issued or will be entitled to purchase under this Section 2.10(b) will be determined on the date of the consummation of such issuance or sale and will equal (x) the aggregate number of Units to be issued or sold by the Company, multiplied by (y) such Electing Member's Adjusted Pro Rata Share.

(iii) Additional Terms for New Unit Issuances. The Company will be free to issue or sell Units for which the Members have not delivered Participation Notices pursuant to Section 2.10(b)(ii), and which are the subject of the Preemptive Rights Notice, but only at or about the time not later than forty-five (45) business days after the date of the Preemptive Rights Notice, and at the price and on the same terms and conditions as those contained in the Preemptive Rights Notice.

(iv) Additional Terms for Capital Issuances. If all of the Eligible Members elect to participate in the Capital Issuance, then each such Eligible Member shall contribute an amount equal to the amount of the required capital, multiplied by such Member's Percentage Interest (as shown on the attached Schedule A, as amended from time to time). Each Electing Member electing to participate shall contribute that Electing Member's additional Capital Contribution in cash to the Company within ten (10) business days after that Electing Member's written election to make such additional Capital Contribution. If one or more of the

Electing Members do not elect to participate within the aforementioned ten (10) day period, then each Electing Member who has given written notice of that Electing Member's decision to contribute additional capital shall be permitted to increase the amount of that Electing Member's additional Capital Contribution within five (5) business days by an amount equal to the remaining amount of additional capital needed, multiplied by a fraction, the numerator of which is the original amount of additional capital that the Electing Member has agreed to contribute and the denominator of which is the amount of the additional capital that all participating Electing Members have agreed to contribute. If a deficit in the amount of additional capital required thereafter still remains, then the Electing Members who have elected to participate shall be permitted to contribute such remaining additional capital, until there is no deficit, in such manner as such remaining contributing Electing Members may determine.

(v) Effect of Participation Notice. Any Participation Notice given pursuant to this Section 2.10(b), when taken together with the Preemptive Rights Notice given, will constitute a binding legal agreement on the terms and conditions therein set forth, subject to the consummation of the transactions described in the Preemptive Rights Notice, it being understood that any material modification, amendment, variance or other change by the Company of the terms and conditions set forth in the Preemptive Rights Notice, other than as provided in this Agreement, will be of no force and effect unless consented to in writing by the Electing Members.

(vi) Limitations on Preemptive Rights.

(A) The preemptive rights granted to the Members in this Section 2.10 shall not apply to any issuance and sale of Units (w) for consideration other than cash pursuant to a bona fide third party merger, consolidation, acquisition or similar combination, (x) in connection with any Unit split, Unit dividend, or similar transaction, (y) in connection with any issuance of Class B Units pursuant to Section 2.4(b) or (z) in connection with any financing or refinancing of the Company.

(B) In the event that the Company has determined to seek additional capital from the Members pursuant to a Capital Issuance and a deficit in the amount of additional capital required remains after completion of the procedures set forth in this Section 2.10 with respect to such Capital Issuance, the Company may thereafter determine to seek such remaining amount of required additional capital from prospective Members, which prospective Members may receive Units of the same class or a of newly created Class having rights different from the existing class of Units, pursuant to a New Unit Issuance. In such case, the preemptive rights set forth in this Section 2.10 would apply to such subsequent New Unit Issuance.

(c) No Other Preemptive Rights. Except as set forth in this Section 2.10, no Member shall have any preemptive or other similar right with respect to either additional Capital Contributions to the Company or the issuance or sale of any Units by the Company.

2.11 Registered Owners. The Company shall be entitled to treat a Member as the owner of the Units registered in such Member's name on the books and records of the Company for all purposes, and accordingly, shall not be bound to recognize any equitable or other claim to

or interest in such Units on the part of any other Person regardless of whether the Company shall have actual or other notice thereof.

2.12 Accredited Investor. Each Member represents that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933 and agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Units.

SECTION 3 – CAPITAL CONTRIBUTIONS

3.1 Capital Contributions.

(a) Initial Capital Contributions. The Capital Contributions made by the Members are set forth on the attached Schedule A, as amended from time to time. No Member will be required to make any additional Capital Contributions to the Company.

(b) Additional Capital Contributions. If the Board of Managers determines that it is in the best interest of the Company to obtain additional capital to operate its business or expand its business through acquisition, the Company may seek additional Capital Contributions from the Members pursuant to the procedures set forth in Section 2.10.

(c) No Manager or Member shall be personally liable for the return of all or any part of the Capital Contributions of the Members. Any such return shall be made solely from the assets of the Company.

3.2 Loans from Members.

(a) Authority. No Member shall be required to make any loans or otherwise lend any funds to the Company. However, in the event that the Board of Managers determines that it is in the best interest of the Company to borrow funds from Members for working capital or other Company purposes, the Company shall give written notice of such determination to the Preferred Members, the Class A Members, the Class C Members and the Class D Members and, if the Board of Managers so elects in its sole and absolute discretion, the Class B Members. Such Members shall then have an election period of ten (10) business days to give the Company written notice that they elect to participate in the making of such loans to the Company.

(b) Procedure. If all of the eligible Members elect to participate, then each such Member shall lend the Company an amount equal to the amount of the required funds, multiplied by the result of dividing such Member's Percentage Interest by the total Percentage Interest of all eligible Members. Each such Member shall lend that Member's share of the required funds in cash to the Company within five (5) business days after that Member's written election to make such loan is received by the Company.

(c) Shortfalls. If any of the eligible Members do not elect to participate within the aforementioned ten (10) day election period, then each Member who has given written notice of that Member's decision to lend such funds to the Company shall be permitted to increase the amount of that Member's loan by an amount equal to the remaining amount of

required funds, multiplied by a fraction, the numerator of which is original amount of the loan that such Member has agreed to make and the denominator of which is the amount of the loans that all participating Members have agreed to make. If a deficit in the required funds thereafter still remains, then the Company may borrow the remaining amount from the Members who have elected to participate in such loans, in such manner as the Board of Managers may determine in its sole and absolute discretion.

(d) Loan Terms. Any loans made pursuant to this Section 3.2 shall be payable upon demand or upon such other commercially reasonable terms as the Board of Managers shall determine. Interest shall accrue and shall be payable monthly on the unpaid principal balance of any such loan at no less than the Applicable Federal Rate (whether or not such §7872 of the Code applies to the loan). Any payments made by the Company on such loans shall be made to the participating Members in proportion to the outstanding balance of the loans owed to each of them. In making any such loan, a Member shall be treated as a general creditor of the Company and not as a Member.

3.3 Other Matters.

(a) Without limiting the withdrawal provisions set forth in Section 8 below, no Member may demand or receive a return of such Member's Capital Contributions or withdraw from the Company without the written consent of the Board of Managers, which consent may be withheld by the Board of Managers in its sole and absolute discretion. Under circumstances requiring a return of any Capital Contribution, no Member will have the right to receive property other than cash except as may otherwise be specifically provided in this Agreement.

(b) Unless otherwise specifically provided in this Agreement, no Member shall receive any interest, salary or draw with respect to such Member's Capital Contributions or Capital Account or otherwise solely such Member's capacity as a Member.

(c) No Member will be personally liable for the debts, liabilities, contracts or any other obligations of the Company unless such Member specifically agrees otherwise.

SECTION 4 – BOOKS AND RECORDS

4.1 Books and Records. The Company will keep adequate books and records at its principal place of business, in accordance with U.S. generally accepted accounting principles, consistently applied, setting forth a true and accurate account of all transactions and other matters arising out of and in connection with the conduct of the Company Business, which books and records will be otherwise kept in accordance with the provisions of the LLC Law.

4.2 Inspection Rights. Each Member (and each such Member's representatives) will have the right, on reasonable advance notice and at any reasonable time, to have access to and to inspect and copy the contents of such books or records, and to discuss the Company's business prospects, financial condition, operations and affairs with the Board of Managers.

4.3 Fiscal Year. The accounting period and taxable year (the **"Fiscal Year"**) of the Company will end on December 31 of each year.

4.4 Information Rights and Reports. For each Fiscal Year, the Board of Managers shall cause the Company to send each of the following to each Member: (a) a copy of the Company's annual consolidated financial statements as prepared in accordance with GAAP. It is expected that these financial statements will be reviewed and compiled by the Company's independent certified public accountants. An audited financial statement will only be required upon the approval and direction of the Board of Managers; (b) a statement of that Member's Capital Account, prepared or reviewed by the Company's independent certified public accountants, including, without limitation, such Schedule K-1s and other annual tax information as is necessary for the preparation of that Person's tax returns, as of the end of such Fiscal Year; and (c) from time to time, such other information as is required by the LLC Law. For each Fiscal Year, the Board of Managers may at its sole and absolute discretion send to each Member quarterly financial information and updates regarding the affairs of the Company.

4.5 Federal Income Tax Treatment. The Members intend that the Company shall be treated as a partnership for federal income tax purposes. The Company shall not elect to be taxable other than as a partnership without the consent of all of the Members at the time of election.

SECTION 5 – ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocations of Profits. Except as is otherwise provided in Section 5.8 and after giving effect to the Regulatory Allocations, the Profits of the Company for each Fiscal Year (or portion thereof) shall be allocated among the Members as follows:

(a) First, to the Members who have Adjusted Capital Account Deficits (*pro rata*, in proportion to such deficits) until no Member has an Adjusted Capital Account Deficit;

(b) Second, to the Preferred Members (*pro rata*, in proportion to their Unreturned Preferred Capital Contributions) until each Preferred Member has a positive balance in its Capital Account equal to its Unreturned Preferred Capital Contributions;

(c) Third, to the Class A Members, the Class C Members and the Class D Members (*pro rata*, in proportion to their respective Unreturned Class A Capital Contributions, Unreturned Class C Capital Contributions and Unreturned Class C Capital Contributions) until each Class A Member, each Class C Member and each Class D Member has a positive balance in its Capital Account equal to its Unreturned Class A Capital Contributions, its Unreturned Class C Capital Contributions or its Unreturned Class D Capital Contributions (as the case may be); and

(d) Thereafter, on a *pari passu* basis, to all of the Members, *pro rata*, in proportion to their respective Percentage Interests.

For purposes of this Section 5.1, the balances in the Members' Capital Accounts shall be determined after taking into account all distributions pursuant to Sections 5.4 and 5.5 for the Fiscal Year in question, but before the allocation of any Profits or Losses for such Fiscal Year.

5.2 Allocations of Losses. Except as is otherwise provided in Section 5.8 and after giving effect to the Regulatory Allocations, the Losses of the Company for each Fiscal Year (or portion thereof) shall be allocated among the Members as follows:

(a) First, to all of the Members, *pro rata* with, in proportion to their respective Percentage Interests, only to the extent that Profits were previously allocated to such Members under Section 5.1(d), taking into account Losses previously allocated to those Members under this Section 5.2(a);

(b) Second, to the Preferred Members (*pro rata*, in proportion to their respective Unreturned Preferred Capital Contributions), only to the extent that Profits were previously allocated to such Preferred Members under Section 5.1(b), taking into account Losses that were previously allocated to such Preferred Members under this Section 5.2(b);

(c) Third, to the Class A Members, the Class C Members and the Class D Members (*pro rata*, in proportion to their respective Unreturned Class A Capital Contributions, Unreturned Class C Capital Contributions and Unreturned Class D Capital Contributions), only to the extent that Profits were previously allocated to such Class A Members, Class C Members and Class D Members under Section 5.1(c), taking into account Losses that were previously allocated to such Class A Members, Class C Members and Class D Members under this Section 5.2(c); and

(d) Thereafter, to all of the Members, *pro rata*, in proportion to their respective Percentage Interests, except that Losses may not be allocated to a Member to the extent that such allocation would cause the Member to have an Adjusted Capital Account Deficit or would increase that Member's Adjusted Capital Account Deficit. Losses that are not allocated to any Member by reason of the limitation in this Section 5.2(c) shall be allocated to the other Members to whom this limitation does not apply, *pro rata*, in proportion to those Members' respective Percentage Interests.

For purposes of this Section 5.2, the balances in the Members' Capital Accounts shall be determined after taking into account all distributions pursuant to Sections 5.4 and 5.5 for the Fiscal Year in question, but before the allocation of any Profits or Losses for such Fiscal Year.

5.3 Allocations and Distributions Relating to Transferred Interests. If any Transfer of an Interest occurs prior to the end of a Fiscal Year, then all allocations of Profits and Losses attributable to the Transferred Interest for such year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such Fiscal Year, using the closing of the books method if permitted under §706 of the Code and the Regulations promulgated thereunder. All distributions of Net Cash Flow made prior to the effective date of any such Transfer shall be made to the transferor and any such distributions made after the effective date of such Transfer shall be made to the transferee.

5.4 Distributions of Net Cash Flow. Except as otherwise provided in Section 9 with respect to distributions upon liquidation of the Company, distributions to the Members of Net Cash Flow shall be made at such times and in such amounts as may be determined by the Board of Managers in its sole and absolute discretion, as follows:

(a) First, 100% to the Preferred Members, pro rata, in proportion to the respective Unreturned Preferred Capital Contributions of each such Preferred Member, to the extent of and only until the Unreturned Preferred Capital Contributions of each Preferred Member on the date of distribution have been returned to each such Preferred Member;

(b) Second, 100% to the Class A Members, the Class C Members and the Class D Members, pro rata, in proportion to the respective Unreturned Class A Capital Contributions of each such Class A Member, the respective Unreturned Class C Capital Contributions of each such Class C Member and the respective Unreturned Class D Capital Contributions of each such Class D Member, to the extent of and only until (i) the Unreturned Class A Capital Contributions of each Class A Member on the date of distribution have been returned to each such Class A Member, (ii) the Unreturned Class C Capital Contributions of each Class C Member on the date of distribution have been returned to each such Class C Member and (iii) the Unreturned Class D Capital Contributions of each Class D Member on the date of distribution have been returned to each such Class D Member and ; and

(c) Thereafter, on a *pari passu* basis, 100% to all of the Members, *pro rata*, in proportion to their respective Percentage Interests.

5.5 Mandatory Tax Distributions. To the extent permitted under any loan agreements to which the Company is a party and to the extent of available Net Cash Flow, within forty-five (45) days after the end of each fiscal quarter of the Company, or as promptly thereafter as reasonably practicable, the Board of Managers may in its sole and absolute discretion cause the Company to calculate and distribute to each Member its Mandatory Tax Distribution Amount (each, a **"Tax Distribution"**). Any Tax Distribution to a Member shall be treated as an advance to such Member (and any transferee of such Member's Interest) and shall reduce future distributions that would otherwise be made to such Member (and any transferee of such Member's Interest) under this Agreement, including distribution made under Sections 5.4 and 9.2(a)(ii). A final accounting for Tax Distributions shall be made for each Fiscal Year within ten (10) business days after the Company's actual taxable income has been determined, and (a) any shortfall in the amount of Tax Distributions a Member previously received with respect to such Fiscal Year based on such final determination shall be promptly distributed to such Member, and (b) any excess in the amount of Tax Distributions a Member has previously received with respect to such Fiscal Year shall be applied against subsequent Tax Distributions due such Member or if such Member ceases to be a Member before being entitled to future Tax Distributions equal to such excess, refunded by such former Member in such subsequent Fiscal Year.

5.6 Distributions in Kind.

(a) If the Board of Managers deems it advisable because Securities held by the Company have attained a suitable degree of appreciation and marketability and it is in the best interests of the Members, then the Board of Managers may, in its reasonable discretion, subject to applicable law and Section 8.6, distribute the Securities or any portion thereof to the Members; provided, however, that if the Securities are unmarketable, the Board of Managers will not make such a distribution unless (i) the distribution is in connection with the dissolution of the Company, or (ii) the Member receiving the distribution has agreed to accept such non-marketable securities; provided, further, that the Board of Managers may make distributions

which are not in the same proportion of cash and Securities to all Members on an equitable basis. The decision of the Board of Managers to distribute, retain or sell any or all Securities held by the Company shall be binding and conclusive on all parties hereto.

(b) Immediately before the distribution of any Company asset in kind (i) as a distribution to a Member or (ii) in liquidation of the Company pursuant to Section 9.2, the Carrying Values of all Company assets will be adjusted to equal their respective fair market values as determined by the Board of Managers consistent with the terms of this Agreement.

(c) Notwithstanding any other provision of this Agreement, the Company shall not make any distribution of Securities or other assets to any Member, if such distribution would cause such Member to be in violation of applicable law. If a Member would receive a distribution of an amount of any Securities that will cause such Member to own or control in excess the amount of such Securities that such Member may lawfully own or control, the Board of Managers shall, at the written request of such Member, cause the Company to dispose of all or any portion of such Securities and distribute the proceeds of such disposition to such Member.

5.7 Reserves for Expenses, Liabilities and Taxes. The Board of Managers shall be entitled to withhold from any and all distributions reasonable and appropriate reserves for expenses and liabilities of the Company, including deductions for indemnification provided in a sale transaction, as well as for any required tax withholdings.

5.8 Allocations Relating to the Last Fiscal Year. Unless otherwise provided elsewhere in this Agreement, if upon the dissolution and termination of the Company pursuant to Section 9 of this Agreement and after all other allocations provided for in Sections 5.1 and 5.2 and Appendix II have been tentatively made as if this Section 5.8 were not in this Agreement, a distribution to the Members under Section 9 would be different from a distribution to the Members under Section 5.4, then the Profits (and items thereof) and Losses (and items thereof) for the Fiscal Year in which the Company dissolves and terminates pursuant to Section 9 shall be allocated among the Members in a manner such that the Capital Account of each Member immediately after giving effect to such allocation is, as nearly as possible, equal (proportionately) to the amount of the distributions that would be made to such Member during such last Fiscal Year pursuant to Section 5.4. The Board of Managers may, in its sole and absolute discretion, apply the principles of this Section 5.8 to any Fiscal Year preceding the Fiscal Year in which the Company dissolves and terminates (including through application of §761(e) of the Code) if delaying application of the principles of this Section 5.8 would likely result in distributions under Section 9 that are materially different from distributions that would have been made under Section 5.4 in the Fiscal Year in which the Company dissolves and terminates.

SECTION 6 – MANAGEMENT AND CONTROL

6.1 Management.

(a) (i) The Company will be managed by a Board of Managers of the Company (the **"Board of Managers"**) and a Chief Executive Officer of the Company (the **"Chief Executive Officer"**). The Company's Board of Managers shall consist of three (3)

Managers. The initial Board of Managers will consist of the following Managers: (i) Mr. Lix; (ii) Joseph Crocker; and (iii) David A. Camiener. Mr. Lix shall also serve as the Chairperson of the Board of Managers. Managers need not be residents of the State of Ohio or Members of the Company. The Board of Managers shall be identified on the attached Schedule A, as amended from time to time to reflect the change of any Manager. Mr. Lix shall serve as the Chief Executive Officer. For so long as E Capital Management LLC is a Member of the Company, Joseph K. Crocker shall be entitled to attend and participate in discussions at all meetings of the Board of Managers and any committee thereof.

(ii) The authority of each Manager will be effective as of the Effective Date. Except as set forth elsewhere in this Section 6.1(a), each Manager shall hold office until the first to occur of the death, resignation, removal for Cause or Disability of that Manager or until a successor to that Manager is appointed as provided under this Agreement. Any Manager may resign as a Manager at any time by giving written notice to the Board of Managers. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice.

(iii) The Board of Managers, acting unanimously, shall appoint a successor to any Manager who shall thereafter (upon written acceptance of such appointment) be a successor Manager hereunder and shall, without any further act, become vested with all the estates, properties, rights, powers, trusts, and duties of such Manager's predecessor under this Agreement with like effect as if originally named in this Agreement. A successor Manager will not be liable personally for any act or omission of the predecessor Manager. Any successor Manager appointed by the Board of Managers in accordance with this Section 6.1(a)(iii) shall each serve until the first to occur of the death, resignation or Disability of such successor Manager. The Board of Managers shall provide the Members with prompt written notice of the appointment of a successor Manager.

(b) Except for (i) the authority and power of the Chief Executive Officer as set forth in Section 6.1(c) below and (ii) those actions that require the approval of the Members as set forth in Section 6.2 below or as otherwise set forth in this Agreement or the LLC Law, the Board of Managers shall have the exclusive power to make all strategic planning decisions with respect to the business and assets of the Company. Except as may be otherwise required in this Agreement or the LLC Law, the vote or written approval of a majority of the Managers shall be the act of the Board of Managers.

(c) (i) The Chief Executive Officer, along with the other executive officers of the Company, if any, shall have the power to direct, manage and control the business and assets of the Company with respect to the day-to-day operations of the Company. Subject to the limitations imposed by the LLC Law and except as otherwise specifically provided in this Agreement, with respect to the day-to-day operations of the Company in the ordinary course of the Company Business, the Chief Executive Officer shall have full and complete authority, power and discretion to manage and control the business, affairs, and properties of the Company, have exclusive authority to obligate and bind, and make all decisions affecting the business and assets of the Company and to perform any and all other acts of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or

incident to the management of the Company's business and assets, including, for Company purposes, the power to:

(A) acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible

(B) construct, operate, maintain, finance, improve, sell, convey, assign, mortgage, or lease any real estate and any personal property;

(C) sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

(D) enter into agreements and contracts and to give receipts, releases, and discharges;

(E) purchase liability and other insurance to protect the Company's properties and business; and

(F) execute or modify leases with respect to any part or all of the assets of the Company.

(ii) Notwithstanding the foregoing, the Chief Executive Officer does not have the authority to do any of the following on behalf of the Company without the approval of the Board of Directors:

(A) take any actions otherwise authorized under Section 6.1(c)(i) to the extent such actions would involve the sale, transfer, exchange or other disposition of the Company's patents, trade secrets, trademarks, confidential and proprietary knowledge or the value of which exceeds the lesser of (x) 5% of the annual gross revenues of the Company (Net Distilling Revenue), or (y) $100,000, as set forth in its most recent published year-end financial statements.

(B) cause the issuance by the Company of additional Units or of any equity securities (or any equity or debt securities or instruments convertible into or exercisable for equity securities) in the Company or cause the Company to admit any additional Members after the Effective Date;

(C) cause the Company to borrow any money or incur any indebtedness, to issue any note, obligation or other evidence of indebtedness, to secure the same by the granting of any mortgage, pledge, lien, or other security interest or to prepay, refinance, increase, modify, consolidate or extend any note, obligation, indebtedness, mortgage, pledge, lien or other security device, other than with respect to trade payables incurred in the ordinary course of business; provided, however, that the limitation in this Section 6.1(c)(ii)(C) shall not apply to any nonrecourse indebtedness incurred by the Company;

(D) cause the Company to enter into any agreement, transaction or business venture with a Member or an affiliate or a relative of a Member or with a Manager or an affiliate or a relative of a Manager or amendment or termination of an existing agreement or

transaction with any such Member or affiliate or relative of such Member or any such Manager or affiliate of such Manager or cause the Company to enter into any other related party transaction with any Manager or Member;

(E) hire, fire, or change the compensation, benefits or terms of employment of any executive level Company employee;

(F) loan money to any Person; or

(G) change the Company's name or the Company Business.

(iii) The Chief Executive Officer shall report directly and be accountable to the Board of Managers and shall be responsible for submitting a budget to the Board of Managers not less than 45 days prior to the Company's fiscal year end. The Chief Executive Officer may delegate all or part of such Chief Executive Officer's power and authority to manage the day-to-day operations of the Company in accordance with this Agreement to such Members, officers, employees or agents of the Company as the Chief Executive Officer may, from time to time, deem necessary or advisable. Any power or authority of the Chief Executive Officer that is not delegated by the Chief Executive Officer shall remain with the Chief Executive Officer.

(d) The Board of Managers may delegate all or part of such Board of Manager's power and authority to conduct the strategic business planning of the Company in accordance with this Agreement to such Members, officers, employees or agents of the Company as the Board of Managers may, from time to time, deem necessary or advisable. Any power or authority of the Board of Managers that is not delegated by the Board of Managers shall remain with the Board of Managers.

(e) Any action required or permitted to be taken by the Board of Managers may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the number of Managers otherwise required under this Agreement or the LLC Law to approve or authorize such action and such writing or writings are filed with the records of the meetings of the Board of Managers and any further requirements of law pertaining to such consents have been complied with. Such consent shall be treated for all purposes as the act of the Board of Managers.

(f) Related Party Transactions–Prior Approval Required. The Company shall not enter into a Related Party Transaction without prior full disclosure of the material facts of such Related Party Transaction to the Board of Managers and approval by all of the disinterested Managers. **"Related Party Transaction"** means any transaction (whether involving goods, services, credit, employment or any other exchange of lawful consideration) entered into by the Company and in which any Manager, Member, or Affiliate of a Manager or Member has a direct or indirect financial interest (other than an interest arising solely from such Member's Interest in the Company).

6.2 Member Approval. The Board of Managers shall not have the authority to do any of the following on behalf of the Company without the affirmative vote or written approval

of the holders of at least seventy-five percent (75%) of the total number of Voting Units (the **"Requisite Holders"**):

(a) sell all, or substantially all, of the Company's assets and/or business, other than sales of inventory and other assets in the ordinary course of business;

(b) authorize a merger, acquisition, consolidation or other similar combination with or into another entity other than a Company affiliate (excluding any merger, consolidation or combination where the Members will continue to own more than fifty percent (50%) of the voting power of the surviving entity, and any merger for the purpose of reorganizing the Company under the laws of any other state);

(c) do any act that would make it impossible to carry on the Company Business;

(d) file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company, or file a petition seeking or consenting to reorganization or relief of the Company as debtor under any applicable federal or state law relating to bankruptcy, insolvency, or other relief for debtors with respect to the Company; or seek or consent to the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the properties and assets of the Company, or admit in writing the inability of the Company to pay its debts generally as they become due or declare or effect a moratorium on the Company debt; or

(e) dissolve, liquidate and terminate the Company.

6.3 Duties and Liability of the Managers.

(a) Each Manager will manage the affairs of the Company in a prudent and businesslike manner and will devote such part of such Manager's time to the Company and the Company Business as is reasonably necessary for the conduct of such affairs. Except as provided in the succeeding provisions of this Section 6.3, any Manager may engage or invest in a business or investment activity outside the Company whether or not the Manager learned of the business or investment opportunity as a result of the Manager's involvement with the Company, and no Member has a right by virtue of this Agreement to share or participate in the business or investment activity.

(b) Subject to the limitations imposed by the LLC Law and this Agreement, in carrying out its obligations, the Board of Managers, or one of or more of its designees, will:

(i) deposit all funds of the Company in one or more separate bank accounts, in the name of the Company, with such banks or trust companies as the Board of Managers may designate (withdrawals from such bank accounts to be made upon such signature or signatures as the Board of Managers may designate);

(ii) maintain complete and accurate records of all assets owned or leased by the Company and complete and accurate books of account and all other records required by the LLC Law (and containing such information as shall be necessary to record allocations and distributions), and make such records and books of account available for inspection and audit by any Member, or such Member's duly authorized representative (at the expense of such Member) during regular business hours and at the office specified in Section 1.4; and

(iii) cause to be filed such instruments or certificates and amendments thereto and do such other acts as may be required by law to qualify and maintain the Company as a limited liability company in all states in which the Company transacts any business.

(c) In carrying out his or her duties hereunder, no Manager shall be liable to the Company or to any Member for any actions taken in good faith and reasonably believed to be in or not opposed to the best interests of the Company or for errors of judgment, neglect or omission, but shall only be liable for fraud, willful misconduct or gross negligence.

6.4 Restriction on Member Participation in Management. Except as otherwise specifically provided in this Agreement, no Member shall (a) be entitled to participate in the control and management of the Company or (b) have the right to sign for or bind the Company.

6.5 Exculpation and Indemnification.

(a) The doing of any act or the failure to do any act by any Manager (including any Manager who is also a Member) or any officer of the Company (each, an **"Indemnified Person"** and collectively, the **"Indemnified Persons"**), the effect of which may cause or result in loss or damage to the Company or any Member, if done in good faith reliance on the advice of legal counsel employed by the Board of Managers on behalf of the Company, or if done in good faith to promote the best interests of the Company, shall not subject any such Indemnified Person to any liability to the Company or any of its Members; provided, however, that the foregoing shall not relieve any Indemnified Person of any liability hereunder if such Indemnified Person acted so as to be liable for fraud, willful misconduct or gross negligence.

(b) The Company shall, to the fullest extent permitted by the LLC Law and all other applicable laws, indemnify and hold harmless each of the Indemnified Persons from and against any and all claims, damages, losses, expenses, liabilities, judgments, settlements, penalties or fines of any nature whatsoever, including, but not limited to, legal fees and expenses (collectively, **"Damages"**), to which such Indemnified Person may become subject in connection with any matter arising out of, related to, or in connection with this Agreement or the operation and affairs of the Company, including, without limitation, by reason of such Indemnified Person's service as a Manager or an officer of the Company, whether or not an Indemnified Person continues to be such at the time any such liability or expense is paid or incurred; provided, however, that the foregoing indemnification shall not include or apply to the extent that any Damages are determined by a final decision of a court of competent jurisdiction to have resulted from the fraud, gross negligence or willful misconduct of such Indemnified Person. In the event that any Indemnified Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with

this Agreement, or the operations or affairs of the Company, the Company will periodically advance to or reimburse such Indemnified Person for such Indemnified Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith; provided, however, that such Indemnified Person shall promptly repay to the Company the amount of any such advanced or reimbursed expenses paid to such Indemnified Person to the extent it shall ultimately be determined that such Indemnified Person is not entitled to such advance or reimbursement by the Company as herein provided in connection with such action, proceeding or investigation; provided further, however, that the Company shall not provide any advances in the case of a derivative suit unless (i) such advances are approved by the Board of Managers or (ii) the Company receives a written opinion of counsel from a law firm approved by the Company to the Indemnified Person hereunder (provided such counsel does not regularly provide legal services to such Indemnified Person) to the effect that a reasonable possibility exists that the Indemnified Person shall prevail in such action, suit or proceeding. The Company may only provide advances to the Indemnified Person if such Indemnified Person provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to such advances or indemnification. The rights of indemnification provided in this Section 6.5 will be in addition to any rights to which an Indemnified Person may otherwise be entitled by contract or as a matter of law, and shall extend to each of such Indemnified Person's heirs, successors and assigns.

(c) To the fullest extent permitted by the LLC Law and all other applicable laws, if an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.5(a) or Section 6.5(b) or has been successful in defense of any claim, issue or matter in an action, suit or proceeding referred to in those Sections, then the Company shall indemnify and hold harmless such Indemnified Person against expenses, including attorneys' fees, that were actually and reasonably incurred by such Indemnified Person in connection with the action, suit or proceeding.

(d) The indemnification authorized by this Section 6.5 is not exclusive of and will be in addition to any other rights granted to those seeking indemnification under this Agreement, any other agreement or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions. The indemnification will continue as to an Indemnified Person who has ceased to be a Manager or an officer of the Company and will inure to the benefit of such Indemnified Person's heirs, executors, administrators, successors and permitted assigns.

(e) The Company may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit or self-insurance, for or on behalf of any Indemnified Person. The insurance or similar protection purchased or maintained for those Persons may be for any liability asserted against them and incurred by them in any capacity described in this Section 6 or for any liability arising out of their status as described in this Section 6, whether or not the Company would have the power to indemnify them against that liability under this Section 6.5. Insurance may be so purchased from or so maintained with a Person in which the Company has a financial interest.

(f) The authority of the Company to indemnify Indemnified Persons pursuant to Section 6.5(a) or Section 6.5(b) does not limit the payment of expenses as they are incurred, in

advance of the final disposition of an action, suit or proceeding, or the payment of indemnification, insurance or other protection that may be provided pursuant to Section 6.5(d) or Section 6.5(e). To the fullest extent permitted by the LLC Law and all other applicable laws, any expenses (including attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized in this Section 6.5.

6.6 Company Expenses. The Company shall bear all costs and expenses attributable to Company activities, and shall reimburse the Managers and the officers for all such costs and expenses paid thereby on behalf of the Company. Any reasonable amounts advanced by the any Manager or any officer and not reimbursed by the Company within thirty (30) days of invoice shall bear interest at the Prime Rate.

6.7 Reliance on Acts of the Managers or Officers. No financial institution or other Person dealing with any Manager or any officer shall be required to ascertain whether such Manager or officer is acting in accordance with this Agreement, but such financial institution or such other Person, firm or corporation shall be protected in relying solely upon the deed, transfer or assurance of, and the execution of such instrument or instruments by such Manager or officer.

6.8 Non-Exclusivity; Other Activities.

(a) Non-Exclusivity. Subject to any other agreements they may have with the Company, the creation of the Company and the assumption by the Managers, the officers and the Members of their respective duties under this Agreement will be without prejudice to the rights of the Managers, the officers and the Members or their respective Affiliates to pursue or participate in other interests and activities including, without limitation, investments in and devotion of time to other businesses, and to receive and enjoy profits or compensation therefrom.

(b) Other Activities. A Member will not, by virtue of membership in the Company, have any rights in or to any other offering or business activity commenced, managed, or operated by any Manager, any officer, any other Member or any of their respective Affiliates.

6.9 Officers.

(a) Election. In addition to the Chief Executive Officer, the Board of Managers may appoint one or more officers for the Company, which may include but not be limited to a president, vice president, secretary and treasurer, for such term as may be designated by the Board of Managers. Any two or more offices, except the offices of president and vice-president, may be held by the same individual. The officers are not required to be Members or Managers and may resign their positions. The parties agree that Mr. Lix shall serve initially as Chief Executive Officer of the Company.

(b) Removal. Except as otherwise provided in this Section 6.9(b), the Board of Managers may remove an officer with or without Cause and may fill a vacancy in any office occurring for any reason. Notwithstanding the foregoing, Mr. Lix shall remain and constitute the

Chief Executive Officer and shall continuously serve as the Chief Executive Officer until he (i) individually or through an entity controlled by him ceases to own at least twenty-five percent (25%) of the outstanding Units on a Fully-Diluted Basis, or (ii) is removed for Cause by unanimous action of the disinterested Managers as Chief Executive Officer of the Company.

(c) Authority. The officers, as between themselves and the Company, have such authority and must perform such duties as specified from time to time by the Board of Managers.

(d) Compensation Review. The Board of Managers will review and approve the compensation packages of the Officers annually.

SECTION 7 – TRANSFERS OF UNITS

7.1 Restriction on Transfers. Except as otherwise permitted by this Agreement, no Member may transfer all or any portion of such Member's Units.

7.2 Permitted Transfers of Preferred, Class A Units, Class C Units and Class D Units. Subject to any additional conditions or restrictions set forth in Section 7.3, Section 7.7 and Section 7.8, the Preferred Units, the Class A Units, the Class C Units and the Class D Units may be Transferred (a) with respect to an individual, to or among a Preferred Member's Family Group, or pursuant to the laws of descent and distribution, (b) with respect to a Preferred Member, a Class A Member, a Class C Member or a Class D Member that is a corporation, partnership, limited liability company, trust, estate, or other entity, to or among that Preferred Member's, Class A Member's, Class C Member's Affiliates or Class D Member's Affiliates, or (c) with the prior written consent of the Board of Managers, which consent may be withheld in the sole and absolute discretion of the Board of Managers (each, a **"Permitted Transfer"**).

7.3 Conditions to Permitted Transfers. A Transfer of Preferred Units, Class A Units, Class C Units or Class D Units will not be treated as a Permitted Transfer unless and until the following conditions are satisfied:

(a) The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the reasonable opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In all cases, the Company will be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Preferred Units, Class A Units, Class C Units or Class D Units transferred, and any other information necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company will not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Preferred Units, Class A Units, Class C Units or Class D Units until it has received such information.

(c) Either (i) such Preferred Units, Class A Units, Class C Units or Class D Units will be registered under the Securities Act of 1933, as amended from time to time (the **"Securities Act"**), and any applicable state securities laws, or (ii) the transferor will provide, upon the Company's reasonable request, an opinion of counsel, which opinion and counsel will be reasonably satisfactory to the Company, to the effect that such Transfer will be exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the transfer of securities.

(d) The transferor may grant to any transferee of Preferred Units, Class A Units, Class C Units or Class D Units in a Permitted Transfer the right to become a substituted Member with respect to the Preferred Units, Class A Units, Class C Units or Class D Units transferred.

(e) All transferees hereunder shall be bound by the terms of this Agreement in the same manner as the transferors.

7.4 Prohibited Transfers.

(a) Any purported Transfer of a Preferred Unit, a Class A Units, Class C Units or Class D Units that is not a Permitted Transfer and that is not made pursuant to this Section 7 or any other provision of this Agreement, and any purported Transfer of a Class B Unit, will be null and void and of no effect whatsoever; provided that, if the Company is required to recognize a Transfer that is prohibited hereby, the Interest transferred will be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred Interest, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee of such Units may have to the Company and neither the transferee nor the transferor will have any rights as to the management of the Company, including any voting rights, with respect to such transferred Units.

(b) In the case of any Transfer or attempted Transfer of a Unit that is prohibited hereby, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and the other Members from all costs, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such prohibited Transfer or attempted Transfer and the enforcement of the indemnity granted hereby.

7.5 Death, Bankruptcy, Dissolution or Incapacity of a Member. Upon the occurrence of a Bankruptcy Event, Involuntary Event or any other event making it reasonably foreseeable that a Member's Interest will be the subject of an Involuntary Transfer, the successor, executor, administrator, guardian, conservator or other authorized representative of such Member shall have all the rights of a Member for the purpose of effecting the orderly winding-up and disposition of the business of such Member and such power as such Member possessed to designate a successor as an assignee of such Member's Interest and to join with such assignee in making application to substitute such assignee as a Member. Such representative shall not, however, under any circumstances be deemed to be a substituted Member except upon (i) the prior written consent of the Board of Managers, which consent may

be withheld in the sole and absolute discretion of the Board of Managers, and (ii) compliance with Section 7.3. The successor or estate of the Member shall be liable for all the obligations of the Member whose Interest is the subject of an Involuntary Transfer.

7.6 Distributions and Allocations with Respect to Transferred Units. If any Unit is the subject of a Transfer at any time other than at the end of the Fiscal Year, then Profits, Losses, each item thereof, and all other items attributable to the transferred Unit for the applicable time period will be divided and allocated between the transferor and the transferee by taking into account their varying interests during that period in accordance with §706(d) of the Code, using any conventions permitted by law and selected by the Board of Managers. All distributions on or before the date of such Transfer will be made to the transferor, and all distributions thereafter will be made to the transferee. Solely for purposes of making such allocations and distributions, the Company will recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that if the Company does not receive a notice stating the date such Unit was Transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the accounting period during which the Transfer occurs, then all of such items will be allocated, and all distributions will be made, to the Member who, according to the books and records of the Company, on the last day of the accounting period during which the Transfer occurs, was the owner of the Unit. Neither the Company nor any Member will incur any liability for making allocations and distributions in accordance with the provisions of this Section 7.6, whether or not the Company has knowledge of any Transfer of ownership of any Unit.

7.7 Right of First Refusal.

(a) Except for a Permitted Transfer, the Company and the other Voting Member(s) shall have, pursuant to the terms hereof, a right of first refusal in the event that a Preferred Member, a Class A Member, Class C Member or Class D Member (a **"Transferring Member"**) has received a Bona Fide Offer to purchase all (but not less than all) of such Transferring Member's Units, which offer such Transferring Member is willing to accept. The Transferring Member shall send to the Company a written notice thereof as described in Section 7.7(b) (referred to herein as an **"ROFR Notice"**) and the Company, upon receipt of such ROFR Notice, shall promptly mail such notice to the other Voting Member(s).

(b) The ROFR Notice shall contain an offer to sell to the Company all of the Transferring Member's Units, at the same price and upon the same terms and conditions as are contained in the Bona Fide Offer. For a period of thirty (30) days from receipt of the ROFR Notice, the Company shall have the right to purchase the Units so offered.

(c) In the event that the Company does not purchase all of the Units offered within such thirty (30) day period, each of the other Voting Member(s), for a period of fifteen (15) days from the termination of such thirty (30) day period, shall have the option to purchase, for the same price and on the same terms and conditions offered to the Company, the offered Units in proportion to their respective Percentage Interests or in such other proportion as they may agree. If the Company and the other Voting Members do not agree to purchase in the aggregate all of the offered Units by the end of such fifteen (15) day period, each of the other Voting Members who elected to purchase the offered Units, shall have an additional fifteen (15)

days to purchase the remaining offered Units in proportion to their respective Percentage Interests or in such other proportion as they may agree.

(d) Within the time periods set forth in Sections 7.7(b) and (c), respectively, the Company and the other Voting Member(s), as the case may be, shall send to the Transferring Member either a written notice agreeing to purchase the offered Units or such Units as remain available for purchase (each such notice, an **"Acceptance"**), or a written notice refusing to purchase the offered Units or such Units as remain available for purchase (each such notice, a **"Refusal"**). A copy of any Acceptance or Refusal shall promptly be sent to those parties who, pursuant to the terms of this Agreement, have a subsequent option to purchase.

(e) If the Transferring Member shall not have received one or more Acceptances to purchase all (and not less than all) of the offered Units by the end of the final option period, the Company and the other Voting Member(s) shall be deemed to have waived all rights with respect to the sale of the Transferring Member's Units pursuant to the terms set forth in the ROFR Notice, and the Transferring Member shall have the right to sell such Units to the maker of the Bona Fide Offer on the terms set forth in the notice and subject to the provisions and restrictions of this Agreement; provided, however, that if said sale is not consummated within sixty (60) days after the termination of the last option period, or if the Transferring Member desires to sell such Transferring Member's Units on terms or conditions different than those set forth in the ROFR Notice, the provisions of this Section 7.7 shall once again be applicable to the Transferring Member's sale of such Transferring Member's Units.

7.8 Co-Sale Rights.

(a) Drag-Along. If one or more of the holders of more than sixty-seven percent (67%) of the total number of outstanding Voting Units (collectively, the **"Drag-Along Sellers"**) desire to sell the entire Interest(s) owned of record or beneficially by such Drag-Along Sellers in an arm's-length transaction to a Person other than a transferee under a Permitted Transfer (a **"Drag-Along Sale"**), then the Drag-Along Sellers may give written notice of the pending Drag-Along Sale to all other Members (a **"Drag-Along Sale Notice"**). Each Drag-Along Sale Notice shall describe: (i) the Interest(s) to be sold by the Drag-Along Sellers in the Drag-Along Sale; (ii) the principal terms of the Drag-Along Sale, including the minimum price at which each Unit is intended to be sold, the identity of the prospective purchaser, the form of the purchase price for the Interest(s), and any potential adjustments to such purchase price contained in the contract for the Drag-Along Sale; (iii) the percentage of the Drag-Along Sellers' Units proposed to be sold pursuant to the Drag-Along Sale (calculated as a percentage of the total outstanding Voting Units; (iv) an estimate of the date on which the closing of the Drag-Along Sale will occur; and (v) a demand (a **"Demand"**) that an equivalent percentage of the Units held by all other Members be sold in the Drag-Along Sale. Each of the other Members agrees that, if the Drag-Along Sellers make such a Demand, then each such other Member shall accept such Demand, which acceptance shall be irrevocable and shall bind each such other Member to sell a proportionate amount of such Member's Units simultaneously with the Drag-Along Sellers and on the same terms and conditions as the Drag-Along Sellers shall sell their Units in the Drag-Along Sale (except for reasonable compensation for consulting, non-competition or employment arrangements that are required by the purchaser to be provided by the Drag-Along Sellers in connection with the Drag-Along Sale).

(b) Tag-Along. If one or more holders of more than fifty percent (50%) of the total number of outstanding Voting Units (collectively, the **"Tag-Along Sellers"**) desire to sell all or any part of the Units owned of record or beneficially by the Tag-Along Sellers in an arm's-length transaction (a **"Tag-Along Sale"**) to a Person other than a transferee under a Permitted Transfer, then the Tag-Along Sellers shall give notice of the pending sale to all other Members (a **"Tag-Along Sale Notice"**). Each Tag-Along Sale Notice shall describe: (i) the Interest(s) to be sold by the Tag-Along Sellers in contract for the Tag-Along Sale; (ii) the principal terms of the Tag-Along Sale, including the minimum price at which each Unit is intended to be sold, the identity of the prospective purchaser, the form of the purchase price for the Interest(s), and any potential adjustments to such purchase price contained in the contract for the Tag-Along Sale; (iii) the percentage and number of the Tag-Along Sellers' Units proposed to be sold pursuant to the Tag-Along Sale (calculated as a percentage of the total outstanding Voting Units); (iv) the number of Units that each other Member can elect to sell pursuant to this Section 7.8(b); and (v) an estimate of the date on which the closing of the Tag-Along Sale will occur. Each such other Member shall have the right to participate in the Drag-Along Sale by providing written notice of such election to the Tag-Along Sellers within twenty (20) days after the date of the Tag-Along Sale Notice. The right of each other Member pursuant to this Section 7.8(b) shall terminate with respect to the proposed Tag-Along Sale if not exercised within such twenty (20) day period. Each Tag-Along Seller agrees not to sell any or all of such Tag-Along Member's Units in a Tag-Along Sale without effecting a sale of an equivalent proportion of the Units of the other Members who have elected to participate in the Tag-Along Sale, on the same terms and conditions as the Tag-Along Sellers shall sell their Units in the Tag-Along Sale (except for reasonable compensation for consulting, non-competition or employment arrangements that are required by the purchaser to be provided by the Tag-Along Sellers in connection with the Tag-Along Sale). If, following delivery of a Tag-Along Sale Notice, the twenty (20) day period set forth in this Section 7.8(b) shall have expired without any other Member's exercise of such Member's rights under this Section 7.8(b), the Tag-Along Sellers shall have the right to sell their Interests to the prospective purchaser or an Affiliate thereof on terms and conditions that are no more favorable in any material respect to the Tag-Along Sellers than provided in the Tag-Along Sale Notice without any further obligation to such other Member under this Section 7.8. If the Tag-Along Sellers do not consummate any such sale, any subsequent sale of such Units shall once again be subject to the terms of this Section 7.8.

(c) Price per Unit. The price per Unit paid in any Drag-Along Sale or Tag-Along Sale shall be identical for Units of the same class (except for reasonable compensation for consulting, non-competition or employment arrangements that are required by the purchaser to be provided by the Drag Along Sellers or the Tag-Along Sellers in connection with a Drag-Along Sale or Tag-Along Sale, as the case may be). If all or any portion of the purchase price to be paid in any Drag-Along Sale or Tag-Along Sale consists of property or other noncash consideration, the purchase price for each Interest sold in such Drag-Along Sale or Tag-Along Sale shall comprise the same proportion of each item of property or other noncash consideration as is paid for the Interests of the Tag-Along Sellers in such Drag-Along Sale or Tag-Along Sale. Notwithstanding the foregoing, the participating Members acknowledge that (i) the price per Preferred Unit sold in any Drag-Along Sale or any Tag-Along Sale would include any Unreturned Preferred Capital Contributions relating thereto, (ii) the price per Class A Unit sold in any Drag-Along Sale or any Tag-Along Sale would include any Unreturned Class A Capital Contributions relating thereto, (iii) the price per Class C Unit sold in any Drag-Along Sale or any

Tag-Along Sale would include any Unreturned Class C Capital Contributions relating thereto and (iv) the price per Class D Unit sold in any Drag-Along Sale or any Tag-Along Sale would include any Unreturned Class D Capital Contributions relating thereto and that, as a result, the price per any Class B Unit may be less than the price per Preferred Unit, the price per Class A Unit, the price per Class C Unit or the price per Class D Unit sold in the Drag-Along Sale or Tag-Along Sale, to the extent that there are any Unreturned Preferred Capital Contributions, any Unreturned Class A Capital Contributions, any Unreturned Class C Capital Contributions or any Unreturned Class D Capital Contributions at the time of the Drag-Along Sale or Tag-Along Sale.

(d) Costs and Expenses. All costs and expenses incurred by the Drag-Along Sellers or Tag-Along Sellers in connection with a Drag-Along Sale or Tag-Along Sale, as the case may be, including without limitation all attorneys' fees, costs and disbursements and any finders' fees or brokerage commissions, together with the reasonable fees and disbursements of all counsel representing the Drag-Along Sellers or Tag-Along Sellers and the other participating Members in connection with the Drag-Along Sale or Tag-Along Sale, shall be allocated *pro rata* among all of the participating Members, with each participating Member paying that portion of such costs and expenses that equals the percentage obtained by dividing the amount of gross proceeds received by such participating Member in the Drag-Along Sale or Tag-Along Sale by the total amount of gross proceeds received by all of the participating Members. The portion of such costs and expenses allocable to each participating Member that the Drag-Along Sellers or Tag-Along Sellers shall have incurred or paid shall promptly be paid by such participating Member to the Drag-Along Sellers or Tag-Along Sellers, as the case may be, and all disbursements for such costs and expenses shall be made at or prior to the closing of the Drag-Along Sale or Tag-Along Sale. Notwithstanding the foregoing, none of such other participating Members shall be obligated to pay any fees, costs or expenses related to or arising from any consulting, non-competition or employment arrangements that are required by the purchaser to be provided by the Drag Along or Tag-Along Sellers in connection with the Drag-Along Sale or Tag-Along Sale, as the case may be.

(e) Cooperation; Waiver of Appraisal Rights. The Company and each Member shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate any Drag-Along Sale or Tag-Along Sale. Without limitation of the foregoing sentence, at the closing of a Drag-Along Sale or Tag-Along Sale pursuant to this Section 7.8, all other participating Members shall be entitled and obligated to give such consents as are customary in similar transactions and to sell their Interests to the prospective purchaser on the same terms and conditions (other than price) as the Drag-Along Sellers or Tag-Along Sellers are selling their Interests (with such other participating Members being subject to the same purchase price adjustments, holdback, and escrow provisions, if any, and any similar components of the purchase contract to which the Drag-Along Sellers or Tag-Along Sellers are subject, including, without limitation, indemnification and non-competition provisions). Each Member waives any rights that such Member may have, under the laws of the State of Ohio or otherwise, to appraisal of such Member's Interest as a dissenting member with respect to any Drag-Along Sale or Tag-Along Sale and agrees to vote in favor of and otherwise consent to any Drag-Along Sale or Tag-Along Sale; provided that the requirements of this Section 7.8 in connection with such Drag-Along Sale or Tag-Along Sale have been satisfied; and provided further that no Member or Manager has taken or omitted to take any action in connection with such Drag-Along Sale or Tag-Along Sale where such conduct constitutes fraud,

gross negligence, breach of fiduciary duty, willful misconduct, bad faith or breach of this Agreement.

SECTION 8 – WITHDRAWAL OF A MEMBER

8.1 Withdrawal of a Member.

(a) Unless otherwise provided in this Agreement, a Member shall cease to be a Member upon the happening of any of the following events (each, a "**Withdrawal**"):

(i) in the case of a Member who is acting as a Member by virtue of being trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(ii) in the case of a Member that is an entity, the dissolution and commencement of the winding-up of such entity or the filing of a certificate of dissolution or its equivalent, as applicable;

(iii) in the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire interest in the Company (it being understood that such Member's Interest prior thereto may be transferred in accordance with Section 7.2(b)); or

(iv) upon the Bankruptcy of a Member.

In addition, the Board of Managers may, by written notice given to a Member at least thirty (30) days prior to the last day of any month, require any Member to withdraw from the Company, effective immediately following the close of business of such last day, if legal counsel to the Board of Managers determines that such Member's continuation as a Member would (A) adversely affect the status of the Company as a partnership for federal income tax or other purposes or the limited liability of the Members, (B) result in the Company or any of its Affiliates being in violation of any statute or rule, regulation, order, judgment or decree of any federal or state governmental agency or body or any self-regulatory organization having jurisdiction over the Company or any of its Affiliates, or (C) require the Company to register as an investment company under the 1940 Act.

(b) Each Member shall have the right to withdraw as a Member, sixty (60) days after delivery of written notice to the Board of Managers, if in the opinion of legal counsel to the Member such Member's continuation as a Member would result in such Member being in violation of any statute or rule, regulation, order, judgment or decree of any federal or state governmental agency or body or any self-regulatory organization having jurisdiction over the Member unless the Board of Managers are able to eliminate the necessity for such withdrawal (by correction of the condition giving rise thereto within sixty (60) days from the date of notice).

8.2 Effect of Withdrawal. Members withdrawing from the Company pursuant to Section 8.1 shall be entitled to receive, in accordance with the provisions of this Section 8, an amount determined under Section 8.3. Immediately following the effective date of such withdrawal, such Member shall cease to be a Member for all purposes and, except for such Member's right to receive payment for such Member's Interest as provided in this Section 8, and

shall no longer be entitled to the rights of a Member under this Agreement, and the Units held by such Member shall be deemed to have been redeemed and no longer outstanding. As promptly as practicable following the effective date of such withdrawal, the Board of Managers shall revise the books and records of the Company to reflect such withdrawal.

8.3 Amount of Payment. Each Member that is permitted to withdraw from the Company shall be entitled to receive the positive balance in that Member's Capital Account, as adjusted pursuant to Appendix II.

8.4 Timing of Payments. Payment of any Capital Account balance shall, subject to the provisions of Section 8.5, be made no later than ninety (90) days following the date the withdrawal is effective (without interest).

8.5 Deferred Payments. Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers, in its sole and absolute discretion, may elect to make less than a full payment within the ninety (90) day period referred to in Section 8.4, (a) in the event the Board of Managers deems it necessary to fund a reserve to cover liabilities of the Company, (b) if the continuing business of the Company would otherwise be materially adversely affected or (c) if regulatory restrictions imposed on the Company delay or prohibit the payment of the funds necessary to make the withdrawal, but in no event shall full payment be deferred beyond the time required for payment in §1.704-1(b)(2)(ii)(b)(2) of the Regulations.

8.6 Manner of Payment. Payments made pursuant to this Section 8 may be made in whole in cash, or in whole in kind, or in part in cash and in part in kind, as the Board of Managers, in its sole and absolute discretion, shall determine. If the Board of Managers desires to make payment in kind and if such payment cannot be made in full because of restrictions on the transfer of Securities, because such payment would not be in the best interests of the Company or would be impracticable, or for any other reason, then payment may be delayed until an effective transfer and payment may be made, and in such event Securities for payment in respect of the withdrawing Member's Interest shall be earmarked. Such earmarked Securities may nevertheless be subject to the full right and power of the Board of Managers to deal with them in the best interests of the Company, other than the right to substitute other Securities of equivalent value. In the sole and absolute discretion of the Board of Managers, any payment to be made in cash under this Section 8.6 may instead be made by the delivery of the Company's full recourse promissory note bearing interest at a fixed interest rate equal to the minimum rate required to be stated (determined as of the closing date) to avoid imputed interest and original issue discount under Code §483 and §1274 (unless the payment results from the withdrawal of a Member as provided in the second sentence of Section 8.1(a) or in Section 8.1(b), in which case the promissory note shall bear interest at the Prime Rate), due on the third anniversary of the date of issuance thereof or upon dissolution of the Company, whichever is earlier, subject to mandatory prepayment when and as the Company proposes to make distributions to the Member at an amount equal to the amount of distributions that would otherwise be made with respect to the Interest withdrawn, otherwise pre-payable, in whole or in part, at any time without premium.

8.7 Company to Continue upon Withdrawal. The Company shall not dissolve upon the withdrawal of a Member, but shall continue until dissolved in accordance with Section 9.

SECTION 9 – DISSOLUTION OF THE COMPANY

9.1 Dissolution Events. The Company will dissolve and commence winding up and liquidation upon the first to occur of any of the following (each, a **"Dissolution Event"**):

(a) a Liquidity Event;

(b) the entry of a decree of judicial dissolution pursuant to Section 1705.47 of the LLC Law, provided that, notwithstanding anything contained herein to the contrary, no Member shall make an application for the dissolution of the Company pursuant to Section 1705.47 of the LLC Law without the consent of the Requisite Holders;

(c) the affirmative vote or written consent of the Requisite Holders and the Board of Managers to dissolve the Company; or

(d) the happening of any other event that makes it unlawful or impossible to carry on the business of the Company.

The Members hereby agree that, notwithstanding any provision of the LLC Law, the Company will not dissolve prior to the occurrence of a Dissolution Event.

9.2 Winding Up.

(a) Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, will be applied and distributed in the following order:

(i) first, to the payment and discharge of all of the Company's debts and liabilities to creditors; and

(ii) thereafter, to the Members in proportion to their positive Capital Account balances, after giving effect to all contributions, distributions and allocations for all taxable periods, including the period during which the Dissolution Event occurs.

Notwithstanding anything to the contrary in this Section 9.2(a), in the event of a Dissolution Event pursuant to Section 9.1(b) or (c), the Board of Managers may elect to have an In-Kind Distribution.

(b) No Member, including any Class B Member, shall be entitled to any distribution under Section 9.2(a)(ii) to the extent the amount is attributable to any portion of a Unit that is nonvested at the time of such distribution, which nonvested Units shall be deemed forfeited and cancelled as of the occurrence of a Dissolution Event.

(c) Any distribution to a Member pursuant to Section 9.2(a)(ii) will be net of any amounts owed to the Company by such Member.

9.3 Compliance with Timing Requirements of the Regulations. In the event the Company is "liquidated" within the meaning of §1.704-1(b)(2)(ii)(g) of the Regulations, distributions will be made pursuant to this Section 9.3 to the Members who have positive Capital Accounts in compliance with §1.704-1(b)(2)(ii)(b)(2) of the Regulations. If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), then such Member will have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit will not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the reasonable discretion of the Board of Managers, a *pro rata* portion of the distributions that would otherwise be made to the Members pursuant to this Section 9.3 may be:

(a) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company (the assets of which trust shall be distributed to the Members from time to time, in the sole and absolute discretion of the Board of Managers, in the same proportion as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement); or

(b) withheld to provide a reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as reasonably practicable.

9.4 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Section 9, in the event the Company is liquidated within the meaning of §1.704-1(b)(2)(ii)(g) of the Regulations but no Dissolution Event has occurred, the Company's assets will not be liquidated, the Company's liabilities will not be paid or discharged, and the Company's affairs will not be wound up. Instead, except as otherwise provided in applicable Regulations, the Company will be deemed to have contributed all of its assets and liabilities to a new limited liability company and immediately thereafter to have distributed the interests in such new limited liability company to the Members in accordance with their respective interests in the Company.

9.5 Rights of Members. Except as otherwise provided in this Agreement, (i) each Member will look solely to the assets of the Company for the return of such Member's Capital Contribution and will have no right or power to demand or receive property other than cash from the Company, and (ii) no Member will have priority over any other Member as to the return of such Member's Capital Contribution, distributions or allocations.

9.6 Prohibition on Withdrawal. Except as otherwise provided in Section 8, no Member is entitled to withdraw from the Company prior to the Company's dissolution pursuant to this Section 9. Under no circumstances, other than pursuant to the express terms of this

Agreement, will the Company be required to make any distribution pursuant to §1705.45 of the LLC Law prior to the Company's dissolution pursuant to this Section 9.

SECTION 10 – AMENDMENTS

10.1 Amendment by the Board of Managers. This Agreement may be amended by the Board of Managers, without the approval of any Member to: (i) reflect the addition, substitution and withdrawal of Members, any changes to the Capital Contributions, Interests and Units of the Members that are permitted to be made by the Members and any other changes to the information set forth on the attached Schedule A; (ii) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement so long as such amendment is not to the detriment of any Member; and (iii) as otherwise specifically provided in this Agreement.

10.2 Other Amendments. Subject to Section 10.1, this Agreement may be amended only by the affirmative vote or written consent of the Board of Managers and the Requisite Holders; provided that the approval of the holders of at least 50% of the outstanding Units of any particular class of Voting Units shall be required for any amendment of this Agreement that would adversely affect the rights of that class of Voting Units in a manner distinct from or disproportionately relative to the effect of that amendment on the rights of the other classes of Units; and provided further that each Voting Member acknowledges and agrees that the authorization or issuance of any additional Units in compliance with the provisions of this Agreement shall not in and of itself constitute an adverse effect on the rights of any class of Units. Except as provided herein, no Member shall have any vested rights in this Agreement that may not be modified through an amendment to this Agreement.

SECTION 11 – ACKNOWLEDGMENTS

11.1 Acknowledgments.

(a) Notwithstanding statements contained in other Sections of this Agreement, no transfer of a Unit will be made either by the Company or the Members unless: (i) such Unit is registered under the Securities Act and applicable state securities law; or (ii) such Transfer is exempt from registration under the Securities Act and applicable state securities laws and, in the case of a Transfer by a Member, an opinion of counsel, reasonably satisfactory to the Board of Managers as to form, substance and counsel, is delivered to the Company by the Member desiring to Transfer the Unit to the effect that no such registration is necessary (provided that the delivery of such an opinion may be waived by the Board of Managers).

(b) Each of the parties hereto and each of the substitute Members hereinafter becoming a signatory hereto, acknowledge that each such party or substitute Member has been advised of and hereby approves of the application of the Company funds to pay all expenses incurred in connection with the formation of the Company and admission of the Members, including, without limitation, legal fees, registration fees and filing and recording charges.

11.2 Confidential Information. Each Member hereby acknowledges that in connection with such Member's investment in the Units, the Member has received and may in the future receive information about the Company, other Members, the Managers and their respective Affiliates that is confidential in nature, including but not limited to proprietary intellectual property, trade secrets and other confidential information not generally known to the public (collectively, **"Confidential Information"**). Each Member acknowledges that such Confidential Information is a special, valuable and unique asset of the Company and agrees that such Member will not use any such Confidential Information for such Member's own benefit or for the benefit of any person or entity with which such Member may be associated in any manner. Except in connection with maintaining and reporting its investment in the Company or as may be required by law or court order, each Member agrees that such Member will hold any Confidential Information such Member receives in strict confidence and will not disclose any Confidential Information to any Person unless such information is previously known, or was disclosed on a non-confidential basis. Nothing in this Section 11.2 shall in any way limit or otherwise modify, or be superseded by, any confidentiality covenants entered into by any Member pursuant to any other agreement to which such Member and the Company are parties.

SECTION 12 – MISCELLANEOUS

12.1 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (i) when personally delivered, (ii) three (3) business days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, (iii) one (1) business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns with an acknowledgment of receipt requested at the following addresses, or (iv) upon receipt of confirmation of a telephonic facsimile transmission:

(a) if to the Company, to the address set forth in Section 1.4; and

(b) if to a Member, any Manager or the Board of Managers, to the address thereof set forth on the Company's books and records.

Any Person may from time to time specify a different address by written notice to the Company.

12.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement will be binding upon and inure to the benefit of the Members, the Managers and their respective heirs, legatees, legal representatives, successors, transferees and permitted assigns.

12.3 Construction. Every covenant, term and provision of this Agreement will be construed simply according to its fair meaning and not strictly for or against any Member.

12.4 Waiver of Appraisal. Notwithstanding any provision which may be contained in the last will and testament (or similar instrument) of a deceased Member, there shall be no inventory and appraisal of the Company assets or a sale of a deceased Member's Interest therein as a result of the death of a Member, and the Interest of a deceased Member shall be settled and disposed of exclusively in accordance with the terms of this Agreement.

12.5 Waiver of Action for Partition. Each Member irrevocably waives, during the term of existence of the Company, any right that such Member may have to maintain any action for partition with respect to the property of the Company.

12.6 Power of Attorney. Each Member hereby irrevocably constitutes and appoints the Board of Managers, with full power of substitution and re-substitution, as such Member's true and lawful agent and attorney-in-fact and authorizes and empowers such attorney, in such Member's name, place and stead, to make, execute, deliver, acknowledge, swear to, file and record in all necessary or appropriate places, with respect to the Units, this Agreement, and such other documents and instruments and to take such other actions as may be necessary or appropriate to carry out this Agreement, including, without limitation, (a) any amendments and restatements of this Agreement in accordance with the terms hereof (other than amendments that require a vote of the Members), (b) any document that may be required in connection with borrowings by the Company, including, without limitation, documents required by any financial institution, (c) any documents that may be required in connection with any filings with any state securities commissions or other state authorities, and (d) any document that may be required to effect any Permitted Transfer, Tag-Along Sale or Drag-Along Sale, or the provisions of Section 7.4 with respect to any Transfer of a Unit that is not a Permitted Transfer. The power of attorney granted hereby shall be deemed to be coupled with an interest, shall be irrevocable and shall survive and shall not be affected by the death, disability, incapacity, insolvency or bankruptcy of a Member or the transfer or assignment of all or any portion of a Member's Units.

12.7 Headings. Section, appendix, schedule and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or extent of this Agreement or any provision hereof.

12.8 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is invalid for any reason whatsoever, such illegality or invalidity will not affect the validity or legality of the remainder of this Agreement.

12.9 Incorporation by Reference. Every appendix, exhibit, schedule, and other document attached to this Agreement and referred to herein is hereby incorporated into this Agreement by reference.

12.10 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

12.11 Variation of Pronouns. All pronouns and any variations will be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

12.12 Governing Law; Submission to Jurisdiction; Venue.

(a) The internal laws of the State of Ohio will govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

(b) With respect to any disagreement, matter, issue, claim or action arising under or with respect to this Agreement or the Company, each Member hereby (i) submits to the jurisdiction of the federal or state courts sitting in Cuyahoga County, Ohio, (ii) consents that any order, process, notice of motion or other application to or by any such court or a judge thereof may be served within or without such court's jurisdiction by registered mail or by personal service, provided that a reasonable time for appearance is allowed, and (iii) agrees that such courts shall have the exclusive jurisdiction over any such suit, action or proceeding commenced by any party. In furtherance of such agreement, each Member agrees upon the request of the Board of Managers or any other Member to discontinue (or agree to the discontinuance of) any such suit, action or proceeding pending in any other jurisdiction.

(c) With respect to any disagreement, matter, issue, claim or action arising under or with respect to this Agreement or the Company, each Member hereby irrevocably waives any objection that such Member may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any federal or state court sitting in Cuyahoga County, Ohio and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form.

(d) EACH MEMBER HEREBY WAIVES ANY AND ALL RIGHTS SUCH MEMBER MAY HAVE TO A JURY TRIAL, AND ANY AND ALL RIGHTS SUCH MEMBER MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, IN RESPECT OF ANY DISPUTE BASED ON THIS AGREEMENT.

12.13 Specific Performance. The parties acknowledge that it is impossible to measure, in money, the damages that shall accrue to a party or to the personal representative of a decedent from a failure of a party to perform any of the obligations under this Agreement. Therefore, if any party or the personal representative or executor of any party enters into any action or proceeding to enforce the provisions of this Agreement, each Person against whom the action or proceeding is brought (including the Company, if applicable) hereby waives the claim or defense that the moving party or representative has or shall have an adequate remedy at law, and the Person shall not urge in the action or proceeding the claim or defense that an adequate remedy at law exists.

12.14 Entire Agreement. This Agreement, together with the Articles of Organization, as each of the foregoing has been or may be amended in writing from time to time (collectively, the **"Organizational Documents"**), contain the entire understanding among the parties and supersedes any prior understandings, term sheets, offering documents and agreements respecting the subject matter of this Agreement. There are no representations, agreements, arrangements or undertakings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents.

12.15 Counterpart Execution. This Agreement may be executed in any number of counterparts, including by facsimile or electronic signature included in an Adobe PDF file, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when counterparts have been signed

by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

[This space intentionally left blank.]

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

CLASS A MEMBER:

____
Tom Lix

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

CLASS A MEMBER:

30405 SOLON LLC

By: Arif A. Camierex

Its: Managing Member

11985386

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

PREFERRED MEMBER:

30405 SOLON LLC

____

By: Arif A. Carmiener

Its: Managing Member

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

PREFERRED MEMBER:

____
Joseph K. Crocker

11985386

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

PREFERRED MEMBER:

E CAPITAL MANAGEMENT, LLC

By: Joseph Crocker

Its: Manager

11985386

IN WITNESS WHEREOF, the Members have executed and delivered this Amended and Restated Operating Agreement of Cleveland Whiskey LLC as of the Effective Date.

PREFERRED MEMBER:

Andrew Lix

APPENDIX I

DEFINITIONS

Capitalized terms used and not otherwise defined in this Agreement shall have the meanings set forth below in this Appendix I or as provided in the attached Appendix II:

"2015 Agreement" has the meaning set forth in the recitals to this Agreement.

"Acceptance" has the meaning set forth in Section 7.7(d).

"Adjusted Capital Account Deficit" is defined in Appendix II.

"Adjusted Pro Rata Share" has the meaning set forth in Section 2.10(a).

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition (including, with its correlative meanings, the terms **"controlled," "control"** and **"under common control with,"** as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Securities, by contract or otherwise).

"Agreement" means this Amended and Restated Operating Agreement of the Company, as originally executed and as amended from time to time. Terms such as **"hereof," "hereto," "hereby," "hereunder"** and **"herein"** refer to this Agreement as a whole, unless the context otherwise requires.

"Applicable Federal Rate" means the lowest rate of interest necessary to avoid the imputation of interest under the applicable provisions of the Code.

"Articles of Organization" has the meaning set forth in the recitals to this Agreement.

"Bankruptcy" means, with respect to a Member or a Manager, (i) the filing by the Member or Manager of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal, state or foreign solvency laws, or the Member or Manager's filing an answer consenting to such petition, (ii) the making by the Member or Manager of or acquiescing in any assignment for the benefit of its creditors, (iii) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of the Member or Manager, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal, state or foreign insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60) day period, or (iv) the entry against the Member or Manager of a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect.

"Bankruptcy Event" means, with respect to any Member, any one of the following events: (i) the making of an assignment for the benefit of creditors by the Member; (ii) the filing

of a voluntary petition in bankruptcy by the Member; (iii) the adjudication of the Member as a bankrupt or insolvent; (iv) the filing of a petition or answer by the Member seeking for the Member a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or rule; or (v) the seeking, consenting to or acquiescence of the Member in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member's properties.

"Board of Managers" means the Persons appointed or elected to manage the Company pursuant to Section 6.1(a) and identified in Schedule A hereto, as amended from time to time.

"Bona Fide Offer" means an offer, in writing, signed by an offeror or offerors, each of whom must be a Person financially capable of carrying out the terms of such Bona Fide Offer, in a form legally enforceable against such offeror or offerors. Each written notice of a Bona Fide Offer shall contain a true and complete copy of the Bona Fide Offer, setting forth the price and all terms and conditions, with the name(s), address(es), and business(es) or other occupation(s) of the offeror or offerors.

"Capital Account" is defined in Appendix II.

"Capital Contributions" means, with respect to any Member, the amount of money and the initial Carrying Value of any assets (other than money) contributed to the Company with respect to the Interest held by such Person, including the initial Capital Contribution (if any) and any additional Capital Contributions made by that Member.

"Carrying Value" is defined in Appendix II.

"Cause" means a determination, in case of an executive officer (including the Chief Executive Officer), by unanimous agreement of the disinterested members of the Board of Managers, and in the case of a Manager, a determination by the Requisite Holders, that the executive officer or a Manager, as applicable, has committed an act constituting fraud, gross negligence, breach of fiduciary duty, willful misconduct, bad faith or, in the case of a Manager, a material breach of this Agreement; provided, however, that if such action is reasonably susceptible to being cured, such executive officer or Manager, as applicable, shall be provided written notice of such action constituting "Cause" and afforded thirty (30) days to cure such action.

"Chief Executive Officer" has the meaning set forth in Section 6.1(a)(i).

"Class A Interest" means the interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as **"Class A Interests."**

"Class A Members" means, collectively, those Members listed on Schedule A hereto, as amended from time to time, as holding Class A Interests, each of whom may be referred to individually as a **"Class A Member."**

"Class A Unit" means a Unit representing ownership of a Class A Interest.

"Class B Award Agreement" means a Membership Units Option Agreement executed by and between the Company and each Class B Member, subject to the terms of the Plan, in such form as may be determined from time to time in the sole and absolute discretion of the Board of Managers.

"Class B Interest" means the interest of a Class B Member in the Company as set forth in this Agreement, including the right to receive distributions (liquidating or otherwise) and allocation of Profits and Losses. Except for such rights as are expressly provided to the Class B Members in this Agreement, and notwithstanding anything else contained in this Agreement, the Class B Members shall have no right to vote, approve or consent to any matter, and no right to participate in the management or control of the business and affairs of the Company. Collectively, the Class B Interests of all the Class B Members shall be referred to herein as **"Class B Interests."**

"Class B Members" means, collectively, those Members listed on Schedule A hereto, as amended from time to time, as holding Class B Interests pursuant to the Plan, each of whom may be referred to individually as a **"Class B Member."**

"Class B Unit" means a Unit representing ownership of a Class B Interest.

"Class C Interest" means the interest of a Class C Member in the Company as set forth in this Agreement, including the right to receive distributions (liquidating or otherwise) and allocation of Profits and Losses. Except for such rights as are expressly provided to the Class C Members in this Agreement, and notwithstanding anything else contained in this Agreement, the Class C Members shall have no right to vote, approve or consent to any matter, and no right to participate in the management or control of the business and affairs of the Company. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as **"Class C Interests."**

"Class C Members" means, collectively, those Members listed on Schedule A hereto, as amended from time to time, as holding Class C Interests, each of whom may be referred to individually as a **"Class C Member."**

"Class C Unit" means a Unit representing ownership of a Class C Interest.

"Class D Interest" means the interest of a Class D Member in the Company as set forth in this Agreement, including the right to receive distributions (liquidating or otherwise) and allocation of Profits and Losses. Except for such rights as are expressly provided to the Class D Members in this Agreement, and notwithstanding anything else contained in this Agreement, the Class D Members shall have no right to vote, approve or consent to any matter, and no right to participate in the management or control of the business and affairs of the Company. Collectively, the Class D Interests of all the Class D Members shall be referred to herein as **"Class D Interests."**

"Class D Members" means, collectively, those Members listed on Schedule A hereto, as amended from time to time, as holding Class D Interests, each of whom may be referred to individually as a **"Class D Member."**

"Class D Unit" means a Unit representing ownership of a Class D Interest.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Common Units" means a Unit representing ownership of a Class A Interest, a Class B Interest, a Class C Interest or a Class D Interest.

"Company" means Cleveland Whiskey LLC, an Ohio limited liability company.

"Company Business" is defined in Section 1.3(a).

"Current Market Price" per share at any date means: (i) if the Securities are publicly traded at such time, the average of the daily closing prices of the Securities during the twenty (20) consecutive trading days ending the trading day before the event causing the determination of the Current Market Price, as adjusted for all stock dividends, stock splits, subdivisions and combinations occurring during such twenty (20) day period, it being understood that the purpose of this proviso is to ensure that the effect of such event on the market price of the Securities shall, as nearly as possible, be eliminated in order that the distortion in the calculation of the Current Market Price may be minimized, or (ii) if the Securities are not publicly traded at such time, the fair value of such security as determined by a nationally recognized investment banking firm selected by the Board of Managers for that purpose and agreed to by those holding at least a majority of the Class A Units.

"Confidential Information" is defined in Section 11.2.

"Damages" is defined in Section 6.5(b).

"Demand" is defined in Section 7.8(a).

"Disability" means, with respect to any Manager who is an individual, that such Manager (i) has been declared legally incompetent by a final court decree, (ii) has received disability insurance benefits from any disability income insurance policy maintained by the Company for a period of six (6) consecutive months, or (iii) has been found by the Board of Managers, on the basis of medical evidence reasonably satisfactory to the Board of Managers, that as a result of a mental or physical condition the Manager is unable to perform his or her normal duties as a Manager or is prevented from performing at the same level of his or her performance prior to the onset of such condition, and that such disability is likely to continue for a substantial period of time. If the Manager disagrees with a determination of Disability under clause (iii) above, then he or she shall be entitled to request that the Board of Managers reconsider its decision. Such request shall be in writing, shall be delivered to the Board of Managers within thirty (30) days after the date the Board of Managers advised the Manager of the Disability determination, and shall be supported by medical evidence from a physician selected and paid for by the Manager. If the Board of Managers does not grant the Manager's

request for reconsideration, then the Manager may advise the Board of Managers, in writing within thirty (30) days, of his or her desire to appeal. At that time, a physician selected by the Board of Managers and the physician who supported the Manager's request for reconsideration shall choose a third consulting physician to decide the dispute. Such physician shall be board-certified in the specialty most closely related to the nature of the disability alleged to exist. The expenses of the arbitrating physician shall be borne equally by the Company and the Manager. The decision of the arbitrating physician shall be final and binding and shall be conclusive on the issue of the Disability of the Manager.

"Dissolution Event" is defined in Section 9.1.

"Drag-Along Sellers" is defined in Section 7.8(a).

"Drag-Along Sale" is defined in Section 7.8(a).

"Drag-Along Sale Notice" is defined in Section 7.8(a).

"Effective Date" has the meaning set forth in the preamble.

"Electing Member" is defined in Section 2.10(b)(ii).

"Family Group" means an individual and such individual's spouse, estate, parents, siblings or lineal descendants, one or more trusts for the benefit of such individual or his or her spouse, parents, siblings or lineal descendants, or one or more family limited partnerships, family limited liability companies, corporations, unincorporated businesses or associations, or where the principal partners or members, as the case may be, are such individual or his or her spouse, parents, siblings or lineal descendants.

"Fiscal Year" is defined in Section 4.3.

"Forfeiture Value" is defined in Section 2.6(d)(ii).

"Founding Member" has the meaning set forth in the recitals to this Agreement.

"Fully-Diluted Basis" means, without duplication, (i) all Units outstanding at the time of determination plus (ii) all Units issuable upon the exercise of any then-exercisable (i.e., vested) option, warrant or similar right (including a right of conversion or exchange).

"In-Kind Distribution" shall mean a distribution of the assets of the Company to the Members after the payment and discharge of all of the Company's debts and liabilities. For the purpose of an In-Kind Distribution, Securities to be distributed shall be valued at their Current Market Price per share.

"Indemnified Persons" is defined in Section 6.5(a).

"Instrument of Joinder" means an instrument of joinder of this Agreement in the form of the attached Schedule B.

"Interest" means a Member's entire ownership interest in the Company represented by one or more Units, including any and all benefits to which the holder of such an Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"Involuntary Event" means, with respect to any Member, any one of the following events: (i) the adjudication by a court of a Member who is an individual to be legally incompetent; or (ii) the termination of the legal existence of any Member who is other than an individual.

"Involuntary Transfer" means any Transfer of an Interest by reason of a Bankruptcy Event or by reason of a Member having any of that Member's Interest foreclosed against or levied upon, any Transfer resulting from an Involuntary Event, any Transfer of a Member's Interest resulting from any judgment, order or decree of a court of competent jurisdiction concerning the divorce, dissolution or annulment of marriage of a Member or legal separation from that Member's spouse, or any other Transfer by operation of law or resulting from any judgment, order or decree of a court of competent jurisdiction.

"KJK" has the meaning set forth in Section 1.7(i).

"Liquidity Event" means sale, merger, consolidation or other transaction involving the Company in which the Members immediately prior to such transaction receive cash or debt or equity securities, or any combination thereof, from the surviving entity and as a result of which the Members immediately prior to the consummation of such transaction do not hold a majority of the combined voting power of all voting securities of the surviving entity and a majority of the combined economic interest in the surviving entity immediately after the consummation of such transaction, the sale or financing for the purpose of making a distribution to Members of all or substantially all of the assets of the Company, or a transaction effecting, or in contemplation of, liquidation, dissolution or winding up of the Company; provided, however, that neither a conversion of the form of the Company, a reorganization described in §368(a)(1)(F) of the Code nor a transfer of all or substantially all of the assets of the Company to a subsidiary, if any, shall be deemed to be a Liquidity Event *per se*.

"LLC Law" has the meaning set forth in Section 1.1.

"Losses" is defined in Appendix II.

"Manager" means a member of the Board of Managers appointed or elected to manage the Company pursuant to Section 6.1(a) and identified in Schedule A hereto, as amended from time to time.

"Mandatory Tax Distribution Amount" means an amount equal to the excess of (i) the product of (A) the net taxable income of the Company allocated to (or reasonably estimated to be allocable to) a Member from the beginning of the Fiscal Year through the end of each fiscal quarter attributable to the Profits and Losses allocated to such Member under this Agreement, and (B) the maximum federal individual or corporate income tax rate, as applicable (taking into account the character of the items of income as ordinary income or capital gains), and the maximum combined state and local individual or corporate income tax rate to which any

Member (or member of a Member) is subject, less the effect of the deduction of state and local income taxes on the federal return, assuming no limitation of such deduction under §68 of the Code (which maximum rates shall be applied to all Members), over (ii) all amounts previously distributed to such Member with respect to such Fiscal Year.

"Member" means any Person executing this Agreement as a Member, and any transferee of a Member who is admitted to the Company as a substitute Member pursuant to the terms of this Agreement. Solely for purposes of the allocation and distribution provisions of Appendix II and Section 5 and Section 9 (and any definitions relating thereto), a Member shall also include an assignee or transferee of a Member who has not been admitted to the Company as a substitute Member pursuant to the terms of this Agreement. **"Members"** means all such Persons.

"Mr. Lix" has the meaning set forth in the recitals to this Agreement.

"Net Cash Flow" means the gross cash proceeds of the Company during any Fiscal Year, including, without limitation, operating income, fees, dividend, interest and sales proceeds and other income attributable to the Company's operations or business, less the portion thereof used to pay (or to provide for adequate payment) or establish reserves for all outstanding Company debts, expenses, payments, taxes, obligations, liabilities (contingent or otherwise), capital improvements, replacements and contingencies, all as determined by the Board of Managers in its sole and absolute discretion; provided, however, that Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions or similar non-cash allowances.

"New Unit Issuance" is defined in Section 2.10(a).

"Organizational Documents" is defined in Section 12.14.

"Participation Notice" is defined in Section 2.10(b)(ii).

"Percentage Interest" means, with respect to any Member, the amount, expressed as a percentage, that the number of Units owned by such Member at any given time as set forth in Schedule A hereto bears to the total number of Units owned by all Members as of such date.

"Permitted Transfer" is defined in Section 7.2. A **"Permitted Transferee"** is a transferee in a Permitted Transfer.

"Person" means any individual, partnership, corporation, trust, limited liability company, or other entity.

"Plan" means the 2012 Unit Option Plan of the Company.

"Preemptive Rights Notice" is defined in Section 2.10(b)(i).

"Preferred Interest" means the interest of a Preferred Member in the Company as set forth in this Agreement, including, without limitation, rights to (i) vote on various Company matters as set forth herein, and (ii) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Preferred Interests of all the Preferred Members shall be referred to herein as **"Preferred Interests."**

"Preferred Members" means, collectively, those Members listed on Schedule A hereto, as amended from time to time, as holding Preferred Interests, each of whom may be referred to individually as a **"Preferred Member."**

"Preferred Unit" means a Unit representing ownership of a Percentage Interest.

"Prime Rate" means a fluctuating rate per annum equal at all times to the highest prime rate reported in the Money Rates column or section of The Wall Street Journal published on the second business day of each month as having been the rate in effect for corporate loans at large U.S. money center commercial banks (whether or not such rate has actually been charged by any such bank) as of the first calendar day of such month, with any changes to said prime rate automatically and immediately changing the Prime Rate applicable to this Agreement. If The Wall Street Journal ceases publication of the prime rate, the term Prime Rate shall mean a rate per annum equal to the prime rate announced by Citibank, New York, New York (whether or not such rate has actually been charged by such bank), with any changes to said prime rate automatically and immediately changing the Prime Rate applicable to this Agreement. If said bank discontinues the practice of announcing its prime rate, the term Prime Rate shall mean a rate per annum equal to the highest rate charged by said bank on short-term, unsecured loans to its most creditworthy large corporate borrowers, with any changes to said prime rate automatically and immediately changing the Prime Rate applicable to this Agreement.

"Profits" is defined in Appendix II.

"Refusal" has the meaning set forth in Section 7.7(d).

"ROFR Notice" has the meaning set forth in Section 7.7(a).

"Regulations" is defined in Appendix II.

"Regulatory Allocations" is defined in Appendix II.

"Related Party Transaction" has the meaning set forth in Section 6.1(f).

"Requisite Holders" has the meaning set forth in Section 6.2.

"Security" or **"Securities"** means securities of every kind, nature and description, including, but not limited to, capital stock, partnership interests, limited partnership interests, membership interests, certificates of interest and subscriptions, warrants, bonds, notes, bills, debentures, money market funds, investment contracts, commercial paper and other evidences of indebtedness, and rights and options relating thereto, including put and call options, and any property real or personal, tangible or intangible which is distributed in respect of the ownership of a security.

"Securities Act" is defined in Section 7.3(c).

"Tag-Along Sellers" is defined in Section 7.8(b).

"Tag-Along Sale" is defined in Section 7.8(b).

"Tag-Along Sale Notice" is defined in Section 7.8(b).

"Tax Distribution" is defined in Section 5.5.

"Transfer" (whether or not such term is capitalized) means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, assignment or other disposition by a Member and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, assign or otherwise dispose of a Member's Interest or Units.

"Transferring Member" means any Member that determines to sell, transfer, assign or otherwise dispose in whole or in part of any Interest as described in Section 7.7.

"Unit" means a measure of a Member's interest in the Company's distributions, Profits, Losses and items thereof as provided for in this Agreement including an undivided interest in the holder's Capital Account balance with respect thereto.

"Unreturned Class A Capital Contributions" means, with respect to any Class A Member, such Class A Member's Capital Contribution(s) to the Company as a Class A Member (as shown on the attached Schedule A) less all distributions previously made (or deemed to have been made) to such Class A Member pursuant to Section 5.4(b).

"Unreturned Class C Capital Contributions" means, with respect to any Class C Member, such Class C Member's Capital Contribution(s) to the Company as a Class C Member (as shown on the attached Schedule A) less all distributions previously made (or deemed to have been made) to such Class C Member pursuant to Section 5.4(a).

"Unreturned Class D Capital Contributions" means, with respect to any Class D Member, such Class D Member's Capital Contribution(s) to the Company as a Class D Member (as shown on the attached Schedule A) less all distributions previously made (or deemed to have been made) to such Class D Member pursuant to Section 5.4(a).

"Unreturned Preferred Capital Contributions" means, with respect to any Preferred Member, such Preferred Member's Capital Contribution(s) to the Company as a Preferred Member (as shown on the attached Schedule A) less all distributions previously made (or deemed to have been made) to such Preferred Member pursuant to Section 5.4(a)(i).

"Voting Members" means the Class A Members and the Preferred Members.

"Voting Units" means the Class A Units and the Preferred Units.

"Withdrawal" is defined in Section 8.1(a).

* * *

APPENDIX II

TAX MATTERS

1. Definitions. The capitalized terms in this Appendix II have the same meaning as defined or referenced below or as set forth in Appendix I of this Agreement.

"Adjusted Capital Account Deficit" of an Interest Holder means the deficit balance, if any, in a Capital Account as of the end of the relevant Fiscal Year of the Company, after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts the Interest Holder is obligated to restore to the Company pursuant to the terms of this Agreement or otherwise, or is deemed obligated to restore pursuant to the penultimate sentences of Regulations §1.704-2(g)(1) or §1.704-2(i)(5); and

(b) debit to such Capital Account the items described in Regulations §§1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations §1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

"Adjusted Value" means, with respect an asset or assets owned by the Company, the fair market value of those assets as determined by the Board of Managers using those reasonable methods of valuation as the Board of Managers adopts.

"Agreed Contributed Value" means the fair market value of property contributed to the Company by a Member as agreed to by the contributing Member and the Board of Managers, using those reasonable methods of value as the Board of Managers adopts.

"Capital Account" means the account established and maintained for each Member under Section 2 of this Appendix II.

"Carrying Value" is defined in Section 3(c) of this Appendix II.

"Company Minimum Gain" means the aggregate amounts of gain that would be realized by the Company if it disposed of all property subject to Nonrecourse Liabilities in full satisfaction of those Liabilities. Such amounts are calculated as described in Regulations §1.704-2(d)(1).

"Interest Holder" means a Member or an assignee or transferee of a Member owning an Interest in the Company.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if that Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations §1.704-2(i)(3).

"Member Nonrecourse Debt" means partner nonrecourse debt as defined in Regulations §1.704-2(b)(4).

"Member Nonrecourse Deductions" means partner recourse deductions as defined in Regulations §§1.704-2(i)(1) and (2).

"Nonrecourse Deductions" has the meaning set forth in Regulations §1.704-2(b)(1) and §1.704-2(c).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Interest Holder bears the economic risk of loss as determined in accordance with Regulations §1.704-2(b)(3) and §1.752-1(a)(2) (without regard to whether those Sections may apply to such liability).

"Profits" and "Losses" for a period means an amount equal to the Company's taxable income or loss for that period, as determined for Federal income tax purposes, including all items of income, gain, loss, or deduction required to be separately stated by Code §703(a)(1), adjusted as follows:

(a) tax-exempt income as described in Code §705(a)(1)(B) realized by the Company during that period is taken into account as if it was not tax exempt;

(b) expenditures of the Company described in Code §705(a)(2)(B) for that period, including items treated under Regulations §1.704-1(b)(2)(iv)(*i*) as items described in Code §705(a)(2)(B), are taken into account as if they were deductible items;

(c) items that are specially allocated under the Regulatory Allocations are not taken into account;

(d) with respect to property (other than money) which has been contributed to the capital of the Company, Profits and Losses are determined in accordance with the provisions of Regulations §1.704-1(b)(2)(iv)(*g*) by computing depreciation, amortization, gain or loss based upon the Carrying Value of that property;

(e) with respect to any Company property the Carrying Value of which has been adjusted under subsection (ii) or (iii) of the definition of Carrying Value, the amount of that adjustment shall be taken into account as gain or loss from the disposition of that property includible in Profits and Losses and, thereafter, Profits and Losses are determined by computing depreciation, amortization, gain or loss based upon the Carrying Value of that property as adjusted, all in accordance with the provisions of Regulations §1.704-1(b)(2)(iv)(*e*), (*f*), (*g*) and (*h*) and §1.704-1(b)(4)(i);

(f) to the extent an adjustment to the adjusted tax basis of any Company asset under Code §732, 734, or 743 is required by Regulations §1.704-1(b)(2)(iv)(*m*)(*4*) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of an Interest, the amount of that adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset, except that the foregoing adjustment may not be made to the extent

that gain or loss has already been included in the definitions of Profits or Losses under subsection (e) of this definition; and

(g) interest paid on loans made to the Company by a Member and salaries, fees and other compensation paid to any Member are deducted in computing Profits and Losses.

"Regulations" means regulations of the Department of the Treasury under the Code as those regulations may be changed from time to time.

"Regulatory Allocations" is defined in Section 3(a) of this Appendix II.

2. **Maintenance of Capital Accounts.** A capital account (**"Capital Account"**) shall be maintained by the Company for each Interest Holder in accordance with Regulations §1.704-1(b)(2)(iv). The initial amount credited to the Capital Account of each Interest Holder shall be the amount of cash and initial Carrying Value of services or property (net of any liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code §752) that an Interest Holder has contributed to the Company as Capital Contributions under Section 3 of this Agreement. The Capital Account of each Interest Holder shall also be adjusted as follows:

(a) Credited with the amount of any Additional Capital Contributions made by that Interest Holder.

(b) Credited with the amount of all Profits and Regulatory Allocations of items in the nature of income or gain allocated to that Interest Holder under Section 5 of this Agreement.

(c) Debited by the amount of all Losses and Regulatory Allocations of items in the nature of losses or expenses allocated to that Interest Holder under Section 5 of this Agreement.

(d) Debited by the amount of cash and the Carrying Value of all property distributed or deemed distributed to that Interest Holder by the Company (net of liabilities securing the distributed property that the Interest Holder is considered to assume or take subject to under Code §752).

(e) Adjusted in any other manner required by Regulations §1.704-1(b)(2)(iv).

Upon adjustment to the adjusted tax basis of the Company property under §§732, 734 or 743 of the Code, the Capital Accounts of the Interest Holders shall be adjusted as provided in Regulations §1.704-1(b)(2)(iv)(*m*). The amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the makers of the note shall not be included in the Capital Account of any Interest Holder until the Company makes a taxable disposition of the note or until, and to the extent, principal payments are made on the note, all in accordance with Regulations §1.704-1(b)(2)(iv)(*d*)(*2*).

A transferee of an Interest shall succeed to the Capital Account relating to the Interest transferred; provided, however, that if the transfer causes a termination of the Company

under Code §708(b)(1)(B), then the Company assets will be deemed to have been distributed in liquidation of the Company to the Interest Holders (including the transferee of the Interest and re-contributed by those Interest holders and transferees in reconstitution of the Company. The Capital Accounts of that reconstituted Company shall be maintained in accordance with the principles set forth in this Appendix II.

3. Tax Provisions.

(a) Allocations Required by Regulations. The following special allocations of income, gain, loss and deductions set forth in this Section 3(a) (collectively, the **"Regulatory Allocations"**) shall be made prior to the allocations set forth in Sections 5.1, 5.2 and 5.8 of this Agreement.

(i) Company Minimum Gain Chargeback. Except as otherwise provided in Regulations §1.704-2(f), if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Interest Holder shall be specially allocated items of Company income and gain for that Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Interest Holder's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations §1.704-2(g). Allocations under the previous sentence are made in proportion to the respective amounts required to be allocated to each Interest Holder pursuant thereto. The items to be so allocated are determined in accordance with Regulations §1.704-2(f)(6) and §1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirements in Regulations §1.704-2(b)(2) and §1.704-2(f) and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations §1.704-1(i)(4), if there is a net decrease in Member Minimum Gain during any Fiscal Year, each Interest Holder who has a share of the Member Minimum Gain, determined in accordance with Regulations §1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Interest Holder's share of the net decrease in Member Minimum Gain, determined in accordance with Regulations §1.704-2(i)(4). Allocations under the previous sentence are made in proportion to the respective amounts required to be allocated to each Interest Holder pursuant thereto. The items to be allocated are determined in accordance with Regulations §1.704-2(i)(4) and §1.704-2(j)(2). This paragraph is intended to comply with the minimum gain chargeback requirement in Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. If any Interest Holder receives any adjustments, allocations or distributions described in Regulations §1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), that causes that Interest Holder to have an Adjusted Capital Account Deficit as of the end of any Fiscal Year or increases that Interest Holder's Adjusted Capital Account Deficit, gross income and gain shall be allocated to that Interest Holder in an amount and manner sufficient to eliminate that deficit as quickly as possible in accordance with Regulations §1.704-1(b)(2)(ii)(*d*). Any such allocation of gross income or gain shall be in proportion to the amounts of the Adjusted Capital Account Deficits. This paragraph is intended to constitute a "qualified income

offset" within the meaning of Regulations §1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(iv) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year are specially allocated to the Interest Holders in proportion to Unit allocation. The amount of Nonrecourse Deductions for a Fiscal Year equals the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulations §1.704-2(c).

(v) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Fiscal Year are specially allocated to the Interest Holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Regulations §1.704-2(i). For any Fiscal Year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall equal the net increase during the year, if any, in the amount of Member Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Member Minimum Gain determined in accordance with Regulations §1.704-2(i)(1).

(vi) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §§732, 734(b) or 743(b) is required, under Regulations §1.704-1(b)(2)(iv)(*m*) to be taken into account in determining Capital Accounts as the result of a distribution to an Interest Holder in complete liquidation of such Person's Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Interest Holders in accordance with their Unit allocation in the event Regulations §1.704-1(b)(2)(iv)(*m*)(*2*) applies, or to the Interest Holder to whom such distribution was made in the event Regulations §1.704-1(b)(2)(iv)(*m*)(*4*) applies.

(vii) Curative Allocations. To the extent possible, all of the foregoing Regulatory Allocations are to be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss, or deduction under this Agreement. Therefore, notwithstanding any other provision of Section 5 of this Agreement (other than the Regulatory Allocations), those offsetting allocation of income, gain, loss or deduction shall be made in whatever manner the Board of Managers determines appropriate so that, after those offsetting allocations are made, each Capital Account balance is, to the extent possible, equal to the Capital Account balance that Person would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion hereunder, the Board of Managers shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(b) Tax Allocations.

(i) Contributed or Revalued Property. If the Carrying Value of any Company property other than money differs from its tax basis, either because the property was

contributed by an Interest Holder to the capital of the Company or because the property was revalued under clause (ii) of the definition of Carrying Value in this Appendix II, items of income, gain, deduction, or loss with respect to that property shall be allocated for income tax purposes to Interest Holders under Code §§704(b) and (c) so as to take into account that difference using the method chosen by the Board of Managers.

(ii) Recapture. If, with respect to the sale of a Company asset, the Company recognizes recapture income under Code §1245, §1250 or other provisions of the Code, or unrecaptured §1250 gain under Code §1(h)(6), each Interest Holder's distributive share of taxable gain or loss from the sale of that asset (to the extent possible) shall include a proportionate share of that income equal to that Interest Holder's share (or the share of its predecessor in interest) of prior cumulative depreciation deductions with respect to the asset that gave rise to the recapture income; any excess shall be allocated among the Interest Holders in accordance with their share of gain from the sale of that asset.

(c) Carrying Value and Revaluations of Company Property. For purposes of this Agreement, the term **"Carrying Value"** means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Carrying Value of any asset contributed by a Member to the Company is the Agreed Contributed Value of that asset as reflected on Schedule A.

(ii) The Carrying Value of all Company assets shall be adjusted to equal their respective Adjusted Values as of the following times:

(A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution;

(B) the distribution by the Company to an Interest Holder of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; and

(C) the liquidation of the Company within the meaning of Regulations §1.704-(1)(b)(2)(ii)(g);

provided that an adjustment described in clauses (A) and (B) of this subparagraph will be made only if the Board of Managers reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Interest Holders in the Company and, if any Company asset is subject to a nonrecourse indebtedness, the Carrying Value of that asset may not be less than the amount of that indebtedness as required by Code §7701(g).

(iii) The Carrying Value of any Company asset distributed to an Interest Holder shall be adjusted to equal the Adjusted Value of that asset on the date of distribution.

(iv) The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets under Code §734(b) or

§743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts under Regulations §1.704-1(b)(2)(iv)(*m*) and clause (f) of the definitions of Profits and Losses and clause (vi) of the definition of Regulatory Allocations; provided, however, that Carrying Values will not be adjusted under this Section 3(c)(iv) to the extent that an adjustment under Section 3(c)(ii) of this Appendix II is required in connection with a transaction that would otherwise result in an adjustment under this Section 3(c)(iv).

If the Carrying Value of an asset has been determined or adjusted under Section 3(c)(ii), or Section 3(c)(iv), of this Appendix II, that Carrying Value will thereafter be adjusted by the depreciation or amortization taken into account with respect to that asset for purposes of computing Profits and Losses.

(d) Rules of Application.

(i) Profits and Losses and other items of income, gain, loss and deduction shall be allocated to the Interest Holders in accordance with the portion of the year during which the Interest Holders have held their respective Interests. All such items shall be considered to have been earned ratably over the period of the Fiscal Year of the Company, except that (A) gains and losses arising from the disposition of assets shall be taken into account as of the date thereof, and (B) with the consent of the Board of Managers and all affected parties, the preceding items may be allocated by using an "interim closing of the books" method.

(ii) In the event the Company is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Member (whether such interest is currently deducted, capitalized or amortized), such deduction shall be allocated solely to such Member.

(iii) To the extent any payments in the nature of fees paid to a Member are finally determined to be distributions to a Member for federal income tax purposes, there will be a gross income allocation to that Member in the amount of that distribution.

(iv) Losses shall not be allocated to any Interest Holder to the extent that such allocation would cause that Interest Holder to have an Adjusted Capital Account Deficit or increase that Adjusted Capital Account Deficit while any other Interest Holder continues to have a positive adjusted Capital Account. In such event, Losses shall first be allocated to Interest Holders with positive adjusted Capital Accounts in proportion to those balances, until their positive adjusted Capital Accounts have been reduced to zero. To the extent that any Losses are allocated pursuant to this paragraph, Profits shall thereafter be allocated in reverse order of such allocations of Losses to the extent of such Losses.

(v) The allocation of Profits and Losses to any Member shall be deemed to be an allocation to that Member of the same proportionate part of each separate item of taxable income, gain, loss, deduction or credit that comprises those Profits and Losses.

4. Tax Elections. The Board of Managers shall have the exclusive right to make and determine all options and elections with respect to the Code and Regulations issued thereunder, except that an election under Code §754 will be made if it is beneficial to any of the Members.

5. **Tax Matters Partner**. Mr. Lix shall serve as the "tax matters partner" (as defined under Code §6231(a)(7)). The tax matters partner will be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, and to expend Company funds for professional services and costs associated therewith. The tax matters partner shall take such actions as are necessary to cause each Interest Holder to receive the notices referred to in Code §6223 and perform all acts required of a tax matters partner under Subchapter C of Chapter 63 of the Code. The Board of Managers may change the Person who is to act as the tax matters partner.

* * *

SCHEDULE A

NAMES, CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTERESTS OF THE MEMBERS

Dated as of May 15, 2016

NOTE: The Board of Managers may unilaterally amend this Schedule A for the purpose of reflecting the addition, substitution and withdrawal of Members, any changes to the Capital Contributions and interests of the Members that are permitted to be made by the Members and any other changes to the information set forth herein.

Member	Capital Contribution	Class A Units	Class B Units	Class C Units	Class D Units	Preferred Units	Total Units	Percentage Interest
30405 Solon LLC	$575,000.00	105,117				411,639	516,756	14.61%
Joseph K. Crocker	$10,000.00					5,472	5,472	0.15%
E Capital Management, LLC	$500,000.00					680,496	680,496	19.24%
Sujata Emani	$12,500.00		46,500				46,500	1.31%
Andrew Lix	$5,000.00					6,804	6,804	0.19%
Tom Lix	$72,133.05	1,382,892					1,382,892	39.09%
Timothy F. McCarthy	$65,000.00					35,578	35,578	1.01%
Kim A. Lewis	$25,000.00			10,000			10,000	0.28%
Peter P. Mykytyn, Jr.	$30,000.00			12,000			12,000	0.34%
Lew Holder	$35,000.00			14,000			14,000	0.40%
Tracy Engle	$25,000.00			10,000			10,000	0.28%
Michael Lux	$25,000.00			10,000			10,000	0.28%
Joe Opaskar	$25,000.00			10,000			10,000	0.28%
W. Susan Dempsey	$25,000.00			10,000			10,000	0.28%
Kevin L. Cash	$25,000.00			10,000			10,000	0.28%
Cambridge Capital Investors	$200,000.00			80,000			80,000	2.26%
Reserved for Award			325,502				325,502	9.20%
Reserved for Sale	$999,999.43				371,747		371,747	10.51%
	$2,654,632.48	1,488,009	372,002	166,000	371,747	1,139,989	3,537,747	100.00%

Board of Managers: David Camiener, Thomas Lix, Joseph Crocker

SCHEDULE B

FORM OF INSTRUMENT OF JOINDER

Instrument of Joinder

To: CLEVELAND WHISKEY LLC, an Ohio limited liability company (the "*Company*")

Re: AMENDED AND RESTATED OPERATING AGREEMENT effective as of May 15, 2016

The undersigned hereby agrees to become a party to and be bound by the terms of the above described agreement, effective upon the transfer of an Interest representing that percentage of the total Interests in the Company set forth beneath the signature of the Company's authorized representative below.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Instrument of Joinder on the date set forth beneath the signature of the Company's authorized representative below.

Investor Signature
(Signature)

[INVESTOR NAME]
(Printed Name)

Acknowledged:

CLEVELAND WHISKEY LLC

Sign: Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Percentage Interest: ______%

Date: [EFFECTIVE DATE]